UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Rule 14a-101
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

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TRANSATLANTIC HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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TRANSATLANTIC HOLDINGS, INC.

80 PINE STREET, NEW YORK, NEW YORK 10005

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 26, 2011

April 08, 2011

To the Stockholders of
TRANSATLANTIC HOLDINGS, INC.:

The Annual Meeting of Stockholders of TRANSATLANTIC HOLDINGS, INC., a Delaware corporation ("TRH"), will be held at 55 Wall Street, New York, New York, on Thursday, May 26, 2011, at 11:00 A.M., for the following purposes:

1. To elect 7 directors of TRH to hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2011;

3. To act upon a resolution to approve, on an advisory and non-binding basis, the compensation of executives as disclosed in the accompanying proxy statement;

4. To act upon an advisory, non-binding recommendation on the frequency of future advisory votes on executive compensation; and

5. To transact any other business that may properly come before the meeting.

Stockholders of record at the close of business on March 28, 2011 will be entitled to vote at the meeting. During the ten days prior to the meeting, a list of such stockholders will be available for inspection at the offices of TRH at 80 Pine Street, New York, New York.

YOUR VOTE IS VERY IMPORTANT! WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE OR SUBMIT YOUR PROXY THROUGH THE INTERNET. IF YOU PLAN ON ATTENDING THE MEETING, PLEASE REMEMBER TO BRING PHOTO IDENTIFICATION WITH YOU.

This Notice of Annual Meeting of Stockholders, the Proxy Statement, Annual Report to Stockholders and other Soliciting Material are available in the Investor Information section of TRH's corporate website at www.transre.com.

By Order of the Board of Directors

AMY M. CINQUEGRANA
Secretary

TRANSATLANTIC HOLDINGS, INC.

80 PINE STREET, NEW YORK, N.Y. 10005

———————

PROXY STATEMENT

———————

April 08, 2011

The enclosed proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting of Stockholders of TRANSATLANTIC HOLDINGS, INC., a Delaware corporation ("TRH" or the "Company"), to be held on May 26, 2011, and at any adjournment thereof. It may be revoked, by written notice or by furnishing a proxy subsequent in time, at any time prior to its use. All shares represented at the meeting by properly executed proxies will be voted as specified. If shares are held for you in an account with a broker, bank or other nominee and voting instructions are not provided to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Under current New York Stock Exchange ("NYSE") rules, your broker will not have discretionary authority to vote your shares with respect to the election of directors, the resolution to approve the compensation of executives as disclosed in this proxy statement and the recommendation on the frequency of future advisory votes on executive compensation. Your broker will have discretionary authority to vote your shares with respect to the ratification of the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2011.

Only stockholders of record at the close of business on March 28, 2011 will be entitled to vote at the meeting. At such time, 62,471,269 shares (exclusive of shares held by TRH) of common stock, par value $1.00 per share ("TRH Common Stock"), were outstanding, each such share of stock having one vote.

Pursuant to the rules adopted by the Securities and Exchange Commission (the "SEC"), the Company has again elected to provide stockholders access to proxy materials over the Internet. Accordingly, on or about April 8, 2011, the Company mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set or an electronic copy of the proxy materials. Instructions on how to access the proxy material over the Internet or to request a printed or electronic copy, free of charge, may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or in electronic form by e-mail on an on-going basis.

Stockholders of record may vote in one of four ways: (i) by Internet at *www.voteproxy.com*, (ii) by toll-free telephone by following the instructions on the proxy card, (iii) by completing and mailing your proxy card, or (iv) by written ballot at the Annual Meeting. Beneficial owners may vote by following the voting instructions sent by their broker, trustee or nominee.

BENEFICIAL OWNERSHIP

The following table lists the beneficial ownership of TRH Common Stock as of March 28, 2011, by each person or group who, to TRH's knowledge, beneficially owned more than five percent of the outstanding TRH Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock
BlackRock, Inc. .... 40 East 52nd Street New York, New York 10022	4,007,864(1)	6.41
Davis Selected Advisers, LP .... 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	14,159,872(2)	22.67
JPMorgan Chase & Co. .... 270 Park Avenue New York, New York 10017	3,284,202(3)	5.26

(1) BlackRock, Inc. filed a Schedule 13G, dated February 9, 2011, with respect to the shares of TRH Common Stock held by it, which stated that it has sole voting authority with respect to 4,007,864 shares and sole dispositive authority with respect to 4,007,864 shares. BlackRock, Inc. provides investment management, risk analytics and investment accounting services to TRH. During 2010, TRH incurred $6.2 million in fees relating to these services.

(2) Davis Selected Advisers, L.P. filed a Schedule 13G/A, dated February 14, 2011, with respect to the shares of TRH Common Stock held by it, which stated that it has sole voting authority with respect to 13,208,762 shares and sole dispositive authority with respect to 14,159,872 shares. On June 8, 2009, Davis Selected Advisers, L.P. entered into a voting agreement with TRH, pursuant to which it (i) agreed to vote the number of TRH Common Stock beneficially owned by it in excess of 9.9% of the outstanding TRH Common Stock in a manner proportionate to the vote of the holders of the TRH Common Stock (other than TRH Common Stock held by related persons) voting on such matter and (ii) appointed TRH as its proxy and power of attorney to vote such TRH Common Stock in excess of 9.9% of the outstanding TRH Common Stock.

(3) JPMorgan Chase & Co. filed a Schedule 13G, dated February 3, 2011, with respect to the shares of TRH Common Stock held by it, which stated that it has sole voting authority with respect to 2,896,964 shares, shared voting authority with respect to 273,281 shares, sole dispositive authority with respect to 3,095,201 shares and shared dispositive authority with respect to 189,001 shares.

I. ELECTION OF DIRECTORS

Seven directors are to be elected at the annual meeting of stockholders, to hold office until the next annual meeting and until their respective successors are duly elected and qualified. Pursuant to TRH's By-Laws, the Board of Directors has set the number of directors on the Board at eight and, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated seven nominees for director. On March 23, 2011, Reuben Jeffery III resigned as a director of TRH. The Board of Directors currently intends to fill the vacancy left by Mr. Jeffery's resignation subsequent to the 2011 annual meeting of stockholders. As a result, TRH stockholders will not have an opportunity to vote on the eighth directorship until the 2012 annual meeting of stockholders.

If a quorum is present at the meeting, the affirmative vote of a majority of votes cast at the Annual Meeting is required to elect each of the nominees for director. A majority of votes cast with respect to the election of each director means that, of the votes entitled to be cast by the holders of all the then outstanding shares of the Company, those votes cast for a director must exceed the votes cast against that director. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for purposes of determining the presence of a quorum, but abstentions and broker non-votes will have no effect on the outcome of the vote. It is the intention of the persons named in the accompanying proxy to vote for the election of the nominees listed below, all of whom are currently members of your Board of Directors. The nominees have consented to be named in this proxy statement and to serve if elected. It is not expected that any of the nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the meeting, proxies will be voted for such persons as the persons named in the accompanying form of proxy may determine in their discretion. Proxies may not be voted for more than the number of nominees named. The nominees, and certain information supplied by them to TRH, are as follows:



STEPHEN P. BRADLEY

Age 70

Director since 2010. *He has also served as a director of TRC and of Putnam since 2010.*

Baker Foundation Professor and William Ziegler Professor of Business Administration, Emeritus, Harvard Business School
(business)
Director, CIENA Corp.



IAN H. CHIPPENDALE

Age 62

Director since 2007. *He has also served as a director of TRC and of Putnam since 2007.*

Retired Chairman, RBS Insurance Group, Ltd.
(insurance)
Director, HomeServe plc



JOHN G. FOOS

Age 61

Director since 2007. *He has also served as a director of TRC and of Putnam since 2007.*

Retired Chief Financial Officer, Independence Blue Cross
(health insurance)
Director, Chairman of the Board, Plan Investment Fund



JOHN L. McCARTHY

Age 63

Director since 2008. *He has also served as a director of TRC and of Putnam since 2008.*

President, Risk Management Foundation of the Harvard Medical Institutions, Inc.
(risk management)



ROBERT F. ORLICH

Age 63

Director since 1994. *He has also served as a director of TRC and of Putnam since 1992.*

President and Chief Executive Officer, TRH, TRC and Putnam
Chairman, Trans Re Zurich Reinsurance Company Ltd.



RICHARD S. PRESS

Age 72

Director since 2006. *Chairman of the Board since 2009. He has also served as a director of TRC and of Putnam since 2006.*

Retired Senior Vice President and Director, Insurance Asset Management Group Wellington Management Company, LLP
(investment management company)



THOMAS R. TIZZIO

Age 73

Director since 1990. *He has also Served as a director of TRC since 1979 and of Putnam since 1990.*

Retired Senior Vice Chairman-General Insurance, American International Group, Inc.
(insurance)

The principal occupation or affiliation of each of the nominees is shown in bold face type. Each director has occupied the position with the company or organization listed above during the past five years, except where noted.

4

CORPORATE GOVERNANCE, BOARD OF DIRECTORS AND COMMITTEES

Governance Principles

TRH's Board has established the TRH Corporate Governance Guidelines (the "Guidelines") to promote the effective functioning of the Board and its committees, to promote the interests of stockholders and to establish a common set of expectations for the governance of the organization. All of TRH's corporate governance materials, including the Corporate Governance Guidelines; Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee Charters; TRH's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics; TRH's Director Independence Standards, Related-Party Transaction Approval Policy and TRH's Code of Conduct for employees, are available on TRH's website at www.transre.com by following the links to Investor Information and then to the Governance Documents section. Printed copies of these materials are available upon request to any stockholder by writing to Transatlantic Holdings, Inc., c/o Investor Relations, 80 Pine Street, New York, NY 10005 and are also available in the Investor Information section on TRH's website at www.transre.com. TRH's Board regularly reviews corporate governance developments and modifies its guidelines, charters and practices as warranted. Any modifications will be reflected on TRH's website.

Board Leadership Structure

The Board believes that separating Chairman of the Board and Chief Executive Officer positions is the appropriate leadership structure for TRH at the present time. As directors continue to have increased oversight responsibilities, the Board believes that TRH's current leadership structure allows the Chairman of the Board, Mr. Press, to focus on Board and Board committee matters so that the Chief Executive Officer, Mr. Orlich, can focus on TRH's operations and function as TRH's leader to its insurers, brokers and employees. Both the Board and management can then work together productively on strategic planning for TRH.

TRH's By-Laws permit the Board to determine the best leadership structure for TRH from time to time and to choose whether to keep the roles of Chairman of the Board and Chief Executive Officer separate or combined. The By-Laws provide that if the Chairman of the Board is an officer of TRH, TRH's independent directors will elect, by majority vote, one independent director to be TRH's lead independent director, to serve as the leader of the independent directors.

Using TRH's Director Independence Standards which are attached in Appendix A, the Board has affirmatively determined that each of Messrs. Bradley, Chippendale, Foos, McCarthy, Press and Tizzio are independent under the current New York Stock Exchange rules.

Mr. Chippendale has advised the Board that PricewaterhouseCoopers LLP has in the past provided, and continues currently to provide him with personal tax services. The Board considered the tax services provided by PricewaterhouseCoopers LLP to Mr. Chippendale and concluded that the services provided do not impair Mr. Chippendale's or PricewaterhouseCoopers LLP's independence.

During 2010, Transatlantic Reinsurance Company ("TRC"), TRH's major operating subsidiary, was approached by an independent intermediary on behalf of Controlled Risk Insurance Company, Ltd. ("CRICO") to participate in a competitive bidding process on a reinsurance program covering the Harvard University medical community's physicians, institutions and employees. TRC conducted its normal underwriting review and bid on the program. TRC was selected as a reinsurer on the program and participates on the same terms as other reinsurers that are not affiliated with either CRICO or TRC. Mr. McCarthy serves as President of the Risk Management Foundation of the Harvard Medical Institutions, Inc. ("RMF"), which is an affiliate of CRICO. In addition, Mr. Bradley serves as a director, and Mr. Press serves as a non-director committee member, of RMF. After a thorough review of the underwriting process and program by the General Counsel's office and upon the recommendation of the

General Counsel, the Audit Committee reviewed and approved TRC's participation in the program and, after further review, the Board also concluded that this transaction would not impair the independence of Messrs. McCarthy, Bradley or Press.

There were four regularly scheduled meetings of the Board and one special meeting of the Board during 2010. Additionally, during 2010 there were three Board consents and four Executive Committee consents. All of the directors attended at least 79 percent of the aggregate of all meetings of the Board and of the committees of the Board on which they served. TRH does not require its directors to attend Annual Meetings of stockholders. Six of TRH's directors who are standing for re-election attended the TRH 2010 Annual Meeting of Stockholders.

TRH holds at least one regularly scheduled meeting each year of its non-management directors, and at least one regularly scheduled meeting of its independent directors, the presiding director at such meetings will be elected by such non-management or independent directors, respectively.

Board Composition

In order for the Board to satisfy its oversight responsibilities effectively, the Board seeks members who combine the highest standards of ethics, values and integrity with significant experience relevant to TRH's business and operations. Pursuant to TRH's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee (the "Nominating Committee") is responsible for recommending Board nominees for election for director, and the Board, based on the recommendations of the Nominating Committee, is responsible for selecting nominees for election. The Nominating Committee, among many factors, considers qualities of high personal and professional ethics, values and integrity. It also examines the skills, diversity, backgrounds and experience with business and other organizations of director nominees. Also, the Nominating Committee looks for candidates with the ability and willingness to commit adequate time to, as well as a commitment to representing the long-term interests of, TRH. The Nominating Committee evaluates candidates on the basis of their qualifications and not on the basis of the manner in which they were submitted for consideration.

Although TRH does not have a formal policy with respect to diversity, among the many factors that the Nominating Committee and the Board carefully consider, are the benefits to TRH of a diversity of background, experiences, perspectives and skills in the composition of the Board. When considering whether the Board's directors and nominees have the qualifications, attributes, skills and diversity of experience, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of TRH's business and structure, the Board focused primarily on the information discussed in each of the Board nominees' biographical information set forth above. In particular, with regard to Mr. Bradley, the Board considered his academic experience at the Harvard Business School relating to his work as a professor of competitive and corporate strategy and his considerable experience as a director of public companies. As for Mr. Chippendale, the Board considered his insurance industry knowledge and his international experience, including his service as the Chairman of RBS Insurance Group, Ltd. With regard to Mr. Foos, the Board considered his extensive experience in and knowledge of accounting and finance, which includes service as the Chief Financial Officer of Independence Blue Cross in addition to his experience as a Partner with KPMG. As for Mr. McCarthy, the Board considered his expertise in risk management as well as his experience as a Chief Executive Officer of an insurance industry-related company. With regard to Mr. Orlich, the Board considered his extensive reinsurance background, experience and knowledge of the industry and his institutional knowledge of TRH. As for Mr. Press, the Board considered his significant experience in asset management, which includes service as the Senior Vice President and Director of the Insurance Asset Management Group of Wellington Management Company, as well as his extensive board service and experience with both public and non-public entities. With regard to Mr. Tizzio, the Board considered his extensive insurance industry knowledge and significant business background, which includes serving as President of TRH in the early 1980s. In addition, the Board considered the Board service of each individual director and each director's valuable contributions to TRH's success.

Communications with Board Members

The Board of Directors provides a process for stockholders and other interested parties to send communications to the Board of Directors or any of the directors. Stockholders and other interested parties may send written communications to the Board of Directors, or any of the individual directors, c/o the Corporate Secretary of the Company to Transatlantic Holdings, Inc., 80 Pine Street, New York, NY 10005. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board of Directors or the individual directors, as applicable, on a periodic basis.

Audit Committee

The Audit Committee, which held twelve meetings during 2010, assists the Board's oversight of TRH's financial statements and TRH's compliance with legal and regulatory requirements, the qualifications and performance of TRH's independent registered public accounting firm and the performance of TRH's internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of TRH's independent registered public accounting firm. A copy of the current Audit Committee charter is included with this proxy statement as Appendix B. Messrs. Foos, McCarthy, Poutsiaka and Press served as members of the Audit Committee from January 1, 2010 through February 21, 2010. From February 22, 2010 through May 20, 2010 Messrs. Foos, McCarthy and Press served as members of the Audit Committee. From May 21, 2010 through December 31, 2010, Messrs. Foos, Jeffery and Press served as members of the Audit Committee. During 2010, Mr. Foos served as the Chairman of the Audit Committee. The Board has also determined that each member of the Audit Committee is "financially literate" within the meaning of the NYSE listing standards. Additionally, the Board has determined that Mr. Foos is an audit committee financial expert, as defined by SEC rules and has been designated as the Audit Committee financial expert. Also, on the recommendation of the Nominating and Corporate Governance Committee, the Board has determined that Mr. Foos has accounting or related financial management expertise, as defined by the NYSE listing standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee met five times during 2010. The primary purposes of the Nominating and Corporate Governance Committee are to recommend individuals to the Board of Directors for nomination, election or appointment as members of the Board and its committees, to review on an ongoing basis the corporate governance principles and practices that should apply to TRH and to review and make recommendations to the Board on director compensation. The Nominating and Corporate Governance Committee will consider nominees recommended by the stockholders. Stockholders may propose nominees for consideration by submitting names and supporting information to: Chairperson, Nominating and Corporate Governance Committee, c/o General Counsel, Transatlantic Holdings, Inc., 80 Pine Street, 7th Floor, New York, NY 10005. The Nominating and Corporate Governance Committee selects nominees for the Board who possess at a minimum the following qualifications: high personal and professional ethics, values and integrity; ability to work as part of an effective, collegial group; commitment to representing the long-term interests of TRH; skill, diversity, background and experience with businesses and other organizations that the Board deems relevant; the individual's experience interplays well with the experience of other Board members; and ability and willingness to commit adequate time to TRH over an extended period of time. The Nominating and Corporate Governance Committee will evaluate stockholder nominees on the same basis as all other nominees. The members of the Nominating and Corporate Governance Committee during 2010 were Messrs. Chippendale, Foos, McCarthy and Poutsiaka from January 1, 2010 through February 21, 2010. From February 22, 2010 through May 20, 2010, Messrs. Chippendale, Foos and McCarthy served as members of the Nominating and Corporate Governance Committee. From May 21, 2010, through December 31, 2010, Messrs. Chippendale, Foos, McCarthy, Press and Tizzio served as members of the Nominating and Corporate Governance Committee. Mr. Poutsiaka served as Chairman of the Nominating and Corporate Governance Committee from January 1, 2010, through February 21, 2010. Mr. Foos served as Chairman of the Nominating and Corporate Governance Committee from February 22, 2010, through December 31, 2010.

Compensation Committee

The Compensation Committee, which held eight meetings during 2010, oversees the administration of TRH's salary and bonus compensation programs, establishes the compensation of the Chief Executive Officer and each Named Executive Officer and makes recommendations with respect to cash compensation programs applicable to senior executives and other employee compensation. The Compensation Committee also administers the TRH Stock Option Plan, the Stock Incentive Plan, the Long-Term Equity Incentive Plan and the TRH Partners and Senior Partners Plans and makes recommendations with respect to the long-term incentive compensation plans. Messrs. Chippendale, Poutsiaka and Press were members of the Compensation Committee from January 1, 2010 through February 21, 2010. From February 22, 2010 through May 20, 2010, Messrs. Chippendale, McCarthy and Press served as members of the Compensation Committee. From May 21, 2010, through December 31, 2010, Messrs. Bradley, Chippendale, McCarthy and Press served as members of the Compensation Committee. During 2010, Mr. Chippendale served as Chairman of the Compensation Committee.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is a current officer or employee of the Company (or any of its subsidiaries) or was such an officer or employee at any time subsequent to June 1990, when the Company became a reporting company under the Exchange Act and no member of the Compensation Committee has any relationship with the Company requiring disclosure as a related party transaction. During 2010, none of TRH's executive officers served as a director of another entity, one of whose executive officers served on TRH's Compensation Committee; and none of TRH's executive officers served as a member of the Compensation Committee or equivalent committee of another entity, one of whose executive officers served as a member of the Board of Directors of TRH.

Other Committees

The principal function of the Executive Committee is to act for the Board between Board meetings. During 2010, Messrs. Orlich, Press and Tizzio served as members of the Executive Committee. There were four Executive Committee actions in 2010.

The Finance and Investment Committee, which oversees the financing and investment activities of TRH and its subsidiaries, held eight meetings during 2010. Messrs. Foos, Poutsiaka and Press served as members of the Finance and Investment Committee from January 1, 2010 through February 21, 2010. From February 22, 2010 through May 20, 2010, Messrs. Chippendale, Foos and Press served as members of the Finance and Investment Committee. From May 21, 2010 through December 31, 2010, Messrs. Foos, Jeffery and Press served as members of the Finance and Investment Committee. During 2010, Mr. Press served as the Chairman of the Finance and Investment Committee.

The Risk Management Committee, which oversees the risk management of TRH and its subsidiaries, held four meetings during 2010. Messrs. Chippendale, Foos, McCarthy, Orlich, Press and Tizzio served as members of the Risk Management Committee from January 1, 2010 through February 21, 2010. From February 22, 2010 through May 20, 2010, Messrs. Chippendale, McCarthy, Orlich, Press and Tizzio served as members of the Risk Management Committee. From May 21, 2010 through December 31, 2010, Messrs. Bradley, Chippendale, Foos, Jeffery, McCarthy, Orlich and Tizzio served as members of the Risk

Management Committee. During 2010, Mr. McCarthy served as the Chairman of the Risk Management Committee.

The Underwriting Committee, which oversees the underwriting activities of TRH and its subsidiaries, held three meetings during 2010. Messrs. Chippendale, McCarthy, Orlich and Tizzio served as members of the Underwriting Committee from January 1, 2010 through May 20, 2010. From May 21, 2010 through December 31, 2010, Messrs. Bradley, Chippendale, McCarthy, Orlich and Tizzio served as members of the Underwriting Committee. During 2010, Mr. Tizzio served as the Chairman of the Underwriting Committee.

Oversight of Risk Management

The Risk Management Committee oversees the development, administration, implementation and appropriateness of TRH's Enterprise Risk Management ("ERM") framework. The ERM framework includes company policies and activities related to overall management of risks, including the establishment and maintenance of an effective risk management culture, pursuant to the business strategy and guidelines established by the Board across all areas of TRH's business worldwide. The Risk Management Committee reports to the Board at each of the Board's meetings, or more frequently as necessary, to inform them of their discussions with TRH's Corporate Risk Management Committee and apprise the Board of any changes or developments to TRH's ERM framework. The Risk Management Committee is chaired by Mr. McCarthy.

TRH's risk management team is led by the Chief Risk Officer ("CRO") who reports directly to the CEO who chairs a Corporate Risk Management Committee composed of executive officers including the CRO, Chief Financial Officer, Chief Information Officer, General Counsel, Chief Actuary, Senior Claims Executive in New York as well as the Chief Underwriting Officers for the Domestic Operations, International Operations and the Caribbean and Latin American Operations, among other officers. In all major branches, local risk committees meet quarterly to review the major risks of TRH including regulatory, operational, credit and other financial risks. These committees include senior representatives from the finance and accounting, claims, actuarial, systems, legal and underwriting departments and report to the risk management department in New York. TRH uses various tools including an employee code of conduct, mandatory ethics training, internal audit reviews and business continuity planning to mitigate its operational risks. TRH is engaged in the continuous review and enhancement of its ERM framework, which includes the development of an economic capital model to assess the probability and potential severity of risk events and to determine the optimum risk adjusted profile for TRH.

Related-Party Transactions

Related-Party Transactions Approval Policy. The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has adopted a written policy that contains the policies and procedures governing the review and approval of related-party transactions involving TRH. The Board determined that the Audit Committee is the appropriate Committee to approve and ratify "Related-Party Transactions" (as defined in the policy).

Under the policy, any potential Related-Party Transaction will be analyzed by TRH's general counsel, in consultation with management and with outside counsel, as appropriate, to determine whether the transaction is a Related-Party Transaction. Related-Party Transactions will be brought to the Audit Committee for review and approval. The review of a Related-Party Transaction includes consideration of whether (i) the terms of the Related-Party Transaction are fair to TRH and on terms at least as favorable as would apply if the other party was not or did not have an affiliation with a director, executive officer or employee of TRH; (ii) there are demonstrable business reasons for TRH to enter into the Related-Party Transaction; (iii) the Related-Party Transaction would impair the independence of a director; and (iv) the Related-Party Transaction would present an improper conflict of interests for any director, executive officer or employee of TRH, taking into account the size of the transaction, the overall financial position of the director, executive officer or employee, the direct or indirect nature of the interest of the director, executive officer or employee in the transaction, the ongoing nature of any proposed relationship, and any other factors the Audit Committee or the Chairman of the Audit Committee deems relevant. After appropriate review, the Audit Committee will approve such Related-Party Transaction if it is consistent with the policy. In the event that TRH becomes aware of a Related-Party Transaction that was not approved under this policy prior to consummation, such transaction will be reviewed in accordance with this policy as promptly as reasonably practicable. If it is not practical for the Audit Committee to wait until the next Audit Committee meeting to review a Related-Party Transaction, as determined by TRH's general counsel, the Chairman of the Audit Committee may review and approve the Related-Party Transaction.

For purposes of this policy, a "Related-Party Transaction" includes any (i) transaction or relationship directly or indirectly involving a director or executive officer that would need to be disclosed under Item 404(a) of Regulation S-K; (ii) transaction or relationship involving a director that is not deemed to be immaterial under TRH's Director Independence Standards as then in effect; (iii) material amendment or modification to an existing Related-Party Transaction; and (iv) transaction deemed by TRH's general counsel to be a Related-Party Transaction pursuant to the procedures under the policy. Notwithstanding the foregoing, the following shall not be Related-Party Transactions: (i) indemnification and advancement of expense payments made pursuant to TRH's Certificate of Incorporation or By-laws or pursuant to any agreement or instrument; or (ii) any transaction that involves the providing of compensation to a director or executive officer in connection with his or her duties to TRH or any of its subsidiaries or affiliates, including the reimbursement of business and travel expenses incurred in the ordinary course.

The Related-Party Transactions Approval Policy is available on TRH's website at www.transre.com by following the links to Investor Information and then to the Governance Documents section.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") requires TRH's directors, executive officers and persons who beneficially own more than ten percent of a registered class of TRH's equity securities, to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of TRH Common Stock. Directors, executive officers and greater than ten percent stockholders are required by SEC regulation to furnish TRH with copies of all Section 16(a) forms they file. To TRH's knowledge, all Section 16(a) filing requirements applicable to its directors, executive officers and ten percent stockholders have been complied with, except for one filing for 1,552 shares acquired by Mr. Bonny on January 27, 2010 (filed on March 25, 2011). In making these statements, TRH has relied on written representations of its directors, executive officers and ten percent stockholders, and copies of reports that they have filed with the SEC.

COMPENSATION OF DIRECTORS

Director compensation arrangements. Under the current director compensation structure, all directors, except those who are employees of TRH, receive an annual retainer of $37,000 and a fee of $1,500 for each attended meeting of the Board or any committee of TRH of which the director is a member, the Audit Committee Chairperson receives an additional retainer of $10,000, all other Committee Chairpersons receive an additional retainer of $5,000 and the Lead Independent Director, if any, will receive an additional retainer of $15,000. In addition, the non-executive Chairperson of the Board receives an additional fee of $127,000, and all non-management directors receive an annual grant of RSUs that vest ratably over a three-year period, but are not deliverable to the directors until such time as they retire or leave the Board. On May 20, 2010, following the 2010 annual meeting of stockholders at the regularly scheduled Board meeting, upon the recommendation of the Nominating Committee, the Board granted each non-management director 2,200 RSUs.

The following table contains information about the compensation of persons who served as non-management directors of TRH in 2010.

2010 Non-Management Director Compensation

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Total
Stephen P. Bradley	$ 41,250	$98,648	$139,898
Ian H. Chippendale	88,500	98,648	187,148
John G. Foos	100,000	98,648	198,648
Reuben Jeffery III	53,250	98,648(3)	53,250
John L. McCarthy	87,000	98,648	185,648
William J. Poutsiaka	16,500	0(4)	40,084
Richard S. Press	227,500	98,648	326,148
Thomas R. Tizzio	58,500	98,648	157,148

(1) This column represents annual retainer fees and board and committee meeting attendance fees.

(2) This column represents the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718 utilizing the assumptions and methodologies discussed in Note 13 to our financial statements for the fiscal year ended December 31, 2010, of RSUs granted by TRH under the 2008 Non-Employee Directors' Stock Plan. See the Director Stock and Option Awards Outstanding at December 31, 2010 table below for detail regarding each director's total outstanding stock awards. No options were granted to directors in 2010. See the Director Stock and Option Awards Outstanding at December 31, 2010 table below for detail regarding each director's total outstanding option awards.

(3) All RSUs granted to Mr. Jeffery in 2010 were forfeited as a result of his resignation on March 23, 2011.

(4) Two-thirds of the RSUs granted to Mr. Poutsiaka in 2008 and all RSUs granted in 2009 were forfeited as a result of his resignation on February 21, 2010.

The Director Stock and Option Awards Outstanding at December 31, 2010 table that follows provides additional detail regarding non-management directors' outstanding equity-based awards.

Director Stock and Option Awards Outstanding at December 31, 2010

| | Option Awards | | |
| | Number Exercisable(1) | Number Unexercisable | Stock Awards(2) |
Name			
Stephen P. Bradley	0	0	2,200
Ian H. Chippendale	0	0	6,800
John G. Foos	0	0	7,800
Reuben Jeffery III	0	0	2,200(3)
John L. McCarthy	0	0	5,800
William J. Poutsiaka	0	0	0
Richard S. Press	0	0	7,800
Thomas R. Tizzio	41,000	0	7,800

(1) This column represents, for each director, the vested TRH stock option awards granted in prior years.

(2) This column represents, for each director, the TRH stock awards granted in 2010 and in prior years.

(3) All RSUs granted to Mr. Jeffery in 2010 were forfeited as a result of his resignation on March 23, 2011.

Ownership of Certain Securities

The following table summarizes the beneficial ownership of equity securities of TRH, by each of the nominees for director, each executive officer named in the Summary Compensation Table and by the current directors and current executive officers as a group.

| | Equity Securities Owned Beneficially as of January 31, 2011(1) | |
| | TRH Common Stock | |
Name	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Stephen P. Bradley	0	—
Paul A. Bonny	231,686	.37
Ian H. Chippendale	2,667	(3)
John G. Foos	7,167	(3)
John L. McCarthy	2,667	(3)
Robert F. Orlich	567,049	.91
Richard S. Press	7,667	(3)
Michael C. Sapnar	131,139	.21
Steven S. Skalicky	232,775	.37
Thomas R. Tizzio	99,686	.16
Javier E. Vijil	219,078	.35
All Directors and Executive Officers of TRH as a Group (14 individuals)	1,591,934	2.55

(1) Unless otherwise indicated, the beneficial owners listed have sole voting and investment power over the shares listed.

(2) Amounts of equity securities shown include shares of TRH Common Stock subject to options which may be exercised within 60 days of January 31, 2011 and RSUs which may vest within 60 days of January 31, 2011 as follows: Bonny—201,838 shares, Chippendale—1,000 shares, Foos—2,000 shares, McCarthy—0 shares, Orlich—475,858 shares, Press—2,000 shares, Sapnar—118,901 shares, Skalicky—201,698 shares, Tizzio—48,800 shares, Vijil—201,455 shares, all directors and executive officers of TRH as a group—1,331,471 shares.

Amounts of equity securities shown include shares as to which the individual shares voting and investment power as follows: Foos—3,500 shares with his wife, Orlich—91,191 shares with his wife, Skalicky—5,131 shares with his wife, Tizzio—46,880 shares with his wife, Vijil—9,548 shares with his wife, all directors and executive officers of TRH as a group—156,250 shares.

Amounts of equity securities exclude the following securities owned by members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Foos—300 shares, Press—2,000 shares, all directors and executive officers as a group—2,300 shares.

(3) Less than .01 percent.

RELATIONSHIP WITH AIG

Secondary Public Offering of the Company's Common Stock by AIG

American International Group, Inc. ("AIG"), a Delaware corporation, is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include general insurance, life insurance and retirement services operations. Other significant activities include financial services and asset management.

Prior to June 10, 2009, AIG beneficially owned approximately 59% of TRH's outstanding shares. On June 10, 2009, AIG and American Home Assurance Company ("AHAC"), a wholly owned subsidiary of AIG, consummated a secondary public offering (the "Offering") of 29.9 million issued and outstanding shares of the TRH Common Stock owned by AIG and AHAC. On March 15, 2010, AIG and AHAC consummated another secondary public offering (the "Second Offering") of 8.5 million shares of TRH Common Stock owned by AHAC. TRH repurchased 2 million of its shares from AHAC in the Second Offering pursuant to a stock offering agreement for an aggregate purchase price of approximately $105 million. TRH did not receive any proceeds from these secondary public offerings. Immediately following the Second Offering, AIG and its subsidiaries (the "AIG Group"), including AHAC, beneficially owned 725,969 shares of TRH Common Stock (excluding shares held by certain mutual funds that are advised or managed by subsidiaries of AIG), representing approximately 1.1 percent of TRH's then outstanding shares. As a result of its reduced ownership percentage, the AIG Group was no longer considered a related party after March 15, 2010.

AIG Group Reinsurance

In the normal course of business, TRH sells reinsurance to subsidiaries of the AIG Group. Based upon TRH's assessment of risk selection, pricing, terms and conditions and other relevant factors, TRH either accepts or rejects potential AIG Group business. Except where premiums assumed were insured by AIG subsidiaries as a result of TRH's marketing efforts and then ceded to TRH by prearrangement, TRH has generally not set terms and conditions as lead underwriter with respect to the treaty reinsurance purchased by the AIG Group; however, TRH may in the future set terms and conditions with respect to such business as lead underwriter and intends that the terms and conditions of any such reinsurance will be negotiated on an arm's length basis. Both the Underwriting and the Risk Management Committees of the Board of Directors of TRH, which include at least one independent director of TRH, monitor TRH's underwriting policies.

After March 15, 2010, the AIG Group ceased to be a related party of TRH, as discussed above. Gross premiums written originated by the AIG Group and ceded to TRH from contracts that were entered into while the AIG Group was a related party totaled approximately $196 million (4.8%), $263 million (6.3%) and $310 million (7.0%) in 2010, 2009 and 2008, respectively. These amounts exclude premiums assumed that initially were insured by AIG subsidiaries as a result of TRH's marketing efforts and then ceded to TRH by prearrangement, amounts assumed from an AIG subsidiary and ceded in an equal amount to other AIG subsidiaries, and all premiums from contracts that were effective after March 15, 2010. TRH has no goal with respect to the portion of AIG Group versus non-AIG Group business it accepts. TRH's objective in determining its business mix is to evaluate each underwriting opportunity individually with a view to maximizing overall underwriting results.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

TRH's compensation decisions for 2010 reflect the overall performance of TRH during 2010. TRH's net income for 2010 was $402.2 million or $6.19 per diluted share compared to $477.7 million or $7.15 per diluted share for 2009. For the annual period of 2010 and for the twenty-first straight year since TRH became a public company, TRH reported positive net income. Book value increased by 13.3 percent during 2010 and operating return on equity was 9.2 percent. Net operating cash flow for the year was $1.06 billion in 2010. In addition to the financial highlights listed above, management accomplished a number of other strategic objectives during 2010. In March 2010, the Company completed a secondary offering in which AIG sold its remaining shares in TRH, reducing AIG's share ownership from approximately 13.9% to 1%. Management established Calpe Insurance Company, Ltd. in Gibraltar to take advantage of favorable business opportunities in Europe and completed an acquisition of a Lloyd's member to allow TRH to make strategic investments within Lloyd's. TRH also opened an office in Bermuda in order to better participate in that important reinsurance marketplace.

Consistent with the Committee's philosophy that a significant portion of senior executive compensation should be performance based, the Committee established performance criteria on TRH's performance for all of the performance based compensation plans in the first quarter of 2010.

Objectives and Design of the 2010 Compensation Framework

TRH's performance-driven compensation framework is designed to attract, motivate and retain key executives. The Committee's philosophy for achieving these goals was to:

- *Emphasize "at risk" elements of compensation* through the use of awards that will have value only if TRH produces a threshold level of financial performance and stockholder returns during current and subsequent performance periods.

- *Foster an owner/management culture through* a partnership compensation approach that recognizes career milestones and promotes senior management accountability for a variety of company-wide strategic goals.

- *Align the long-term economic interests of key executives with those of stockholders* by providing a substantial component of each key executive's compensation in the form of long-term equity incentives.

- *Centralize administration and control* over individual compensation components.

The nature of TRH's business requires its compensation programs to take a balanced approach to short-term and long-term performance and to different types of long-term performance due to the volatility inherent in TRH's reinsurance business. TRH's compensation framework for the executives named in the Summary Compensation Table (the "named executives") previously used three performance-based components and time-vested equity awards to emphasize the mix of performance measures that

TRH believes need to be addressed to deliver stockholder value: (i) annual performance-based cash bonuses, (ii) time-vested equity and option awards, (iii) performance-based restricted stock units ("Performance RSUs") under the TRH Partners Plan and (iv) Senior Performance RSUs under the TRH Senior Partners Plan. The primary elements of performance rewarded by these components were:

- ***Earnings per share, adjusted combined ratio and net written premium volume*** are yearly financial metrics considered in awarding the annual cash bonuses to senior executives. The annual cash bonuses are also affected by company performance against non-financial strategic and operational goals.

- ***Growth in adjusted book value per share*** is the performance measure used to determine the number of Performance RSUs earned under the Partners Plan measured over two-year periods and the number of Senior Performance RSUs under the Senior Partners Plan measured over three-year periods.

- ***The market price of TRH Common Stock*** determines the value of option and time-vested RSU awards and affects the value of Performance RSUs earned under the Partners and Senior Partners Plans.

In 2010, the three long-term components (time-vested equity awards, Partners Plan Performance RSUs and Senior Partners Plan Performance RSUs) provided a hierarchy of reward opportunities that match key points in career achievements and performance, with executives being awarded on the basis of performance time-vested equity-based awards at a base level, next with "Partners" being awarded Partners Plan Performance RSUs and, lastly at the highest level with select key executives awarded Senior Partners Plan Performance RSUs. In 2010, approximately 211 of our approximately 640 employees received time-vested equity grants, 55 participated in the Partners Plan and 7 executive officers, including all of the named executive officers, participated in the Senior Partners Plan.

The three long-term components also utilize different weightings of adjusted book value and share price performance. The value of option and time-vested RSU awards is entirely dependent on the market price of TRH Common Stock. The value ultimately realized from an award under the Partners and Senior Partners Plans depends on both TRH's financial performance (which determines the number of Performance RSUs earned) and the market price of TRH Common Stock (which determines the value of each Performance RSU earned under the plans).

TRH's compensation framework is consistent with our compensation objectives. First, it is designed so that TRH's Partners and Senior Partners are incentivized to achieve a targeted level of compound annual growth in the book value per share of TRH common stock to earn a portion of their long-term awards. Second, multiple performance goals provide a balance of financial and market incentives covering annual, mid-term and long-term measurement periods.

Stockholder-approved 2009 Long Term Equity Incentive Plan maximizes deductibility of long-term executive compensation. Section 162(m) of the Internal Revenue Code permits companies to deduct amounts in excess of $1 million paid in any year to the CEO and three other most highly compensated officers (other than the chief financial officer who is not subject to these rules) provided certain requirements are met. The 2009 Long Term Equity Incentive Plan adopted in 2009 allows TRH to maximize the deductibility of long-term, performance-based, compensation awards under the plan as well as under the Partners and Senior Partners plans.

Executive Bonus Plan rewards executives based on key performance measures. Under the TRH Executive Bonus Plan ("EBP"), each participating executive's target for an annual cash bonus is established by the Committee based on analysis of our market competitors and each executive's experience, responsibilities and goals. This targeted value is expressed as a specified percentage of the executive's salary. The level of the annual cash bonus payout is then determined based on a combination of performance against pre-determined performance goals, including TRH's earnings per share, adjusted combined ratio and net premiums written for the year. The EBP currently provides that cash bonuses may be treated as performance-based under Section 162(m) of the Internal Revenue Code and thus are not limited as to deductibility under the Code.

2010 Compensation Components

TRH divides compensation components into two general categories: direct compensation and indirect compensation. For the named executives, these components were:

Direct Compensation

- Base salary

- Cash bonuses

- Time-vested grants of RSUs

- Performance RSUs granted under the Partners Plan, based on two-year growth in book value per share

- Senior Performance RSUs granted under the Senior Partners Plan, based on three-year growth in book value per share

Indirect Compensation

- Retirement benefits

- Perquisites

- Welfare benefits

- Termination benefits

Direct Compensation Elements

The Committee made compensation decisions for 2010 during the first quarters of 2010 and 2011. During the first quarter of 2010, the Committee made year-end compensation decisions for bonuses and equity plan participations for the named executives for year-end 2009 as well as setting the performance metrics and bonus targets of compensation plans for 2010. During the first quarter of 2011, the Committee made year-end compensation decisions for bonuses and equity plan participations for the named executives for year-end 2010, made changes to the 2010 compensation components and set the performance metrics and bonus targets of compensation plans for 2011. In the future, the Committee expects to make most compensation decisions for senior executives, including the named executives, in the fourth quarter of the year. For a discussion of the Committee's changes to the 2010 compensation components and the performance metrics and bonus targets of compensation plans for 2011, see "Compensation Components for 2011" below.

Base salary. TRH's executives, including the named executives, receive a competitive portion of their overall compensation as base salary. The Committee intends to pay base salary at a reasonable range above the market median (described in more detail below), based on demonstrated performance, responsibilities, and individual experience.

Cash bonus. Annual cash bonuses are intended to reward participants for individual, business unit and overall TRH performance during the year. The bonus paid to each participant is generally based on TRH's overall performance for the year, individual performance and an assessment of the business unit's performance taking into account the individual's bonus level as established by the Committee.

Time-vested grants of RSUs. TRH provides a portion of long-term equity-based compensation through time-vested equity grants to key employees. For 2010, the Committee granted time-vested RSUs under TRH's 2009 Long Term Equity Incentive Plan rather than stock options to all officers including the named executive officers. The Committee agreed that the continued use of RSUs was appropriate for the senior most executives, including the named executive officers, because competitive market conditions indicated a move towards the use of RSUs and away from stock options and because RSUs align executives' interests with those of stockholders. RSUs, similar to options, increase in value if the market price of the stock appreciates and decline in value if the market price of the stock depreciates, providing an additional performance component that is aligned with TRH stock performance.

The Committee met during the first quarter of 2010 and made its year-end determinations with regard to time-vested equity based awards for TRH's executives and officers, including the named executive officers. The authority to grant equity-based awards has not been delegated outside of the Committee.

Performance RSUs granted under the Partners Plan. Consistent with the Committee's compensation framework to align the long-term economic interests of key executives with those of stockholders, the Committee grants Performance RSUs to participants in the Partners Plan. Under the Partners Plan, the number of Performance RSUs earned by a Partner will depend on the cumulative growth in adjusted book value, as defined under the plan, per share of TRH Common Stock over a two-year performance period and will range from 0 to 150 percent of each Partner's "target" award. The Committee has determined that the use of the growth in adjusted book value per share metric aligns executive and stockholder interests. Grants of Performance RSUs under the Partners Plan do not guarantee that compensation will be earned. Performance RSUs will be forfeited and no shares earned if the growth in TRH's adjusted book value falls below a minimum "threshold" level over a two-year performance period. 25 percent of Performance RSUs granted will be earned if performance is at the "threshold" level, 100 percent will be earned if performance is at the "target" level of performance and 150 percent will be earned if performance is at or above the "maximum" level, with amounts determined on a straight-line basis between "threshold," "target" and "maximum" levels.

In establishing performance goals for earning Performance RSUs for the 2010-2011 performance period (2010 Performance RSUs), TRH management recommended that "target" levels be long-term in nature and set at high levels, with the expectation that once established, such "target" levels would change infrequently rather than on a regular basis. With this expectation in mind, and considering the volatility inherent in TRH's business associated with catastrophe exposures, the Committee established a target performance measure of 14.49 percent growth in TRH's adjusted book value per share over the 2010-2011 performance period. Targets are disclosed in this proxy statement in the limited context of TRH's compensation programs and should not be understood to be estimates of future results or other guidance. TRH specifically cautions investors not to apply these targets to other contexts. For a discussion of the Committee's assessment of management's performance in 2010 and the Performance RSUs earned for the 2009-2010 performance period, see "Compensation Decisions for 2010" below.

Vesting. 2008, 2009 and 2010 Performance RSUs earned under the Partners Plan at the end of each two-year performance period will be converted to time-vested RSUs and will vest in two equal installments promptly after the third and fourth anniversaries of the first day of the performance period. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH.

Senior Performance RSUs granted under the Senior Partners Plan. Consistent with the Committee's compensation framework to align the long-term economic interests of key executives with those of stockholders, the Committee grants Senior Performance RSUs to participants in the Senior Partners Plan. Under the Senior Partners Plan, the number of Senior Performance RSUs earned by a Senior Partner will depend on the cumulative growth in adjusted book value, as defined under the plan, per share of TRH Common Stock over a three-year performance period and will range from 0 to 200 percent of each Senior Partner's "target" award. The Committee has determined that the use of the growth in adjusted book value per share metric aligns executive and stockholder interests. Grants of Senior Performance RSUs under the Senior Partners Plan do not guarantee that compensation will be earned. Senior Performance RSUs will be forfeited and no shares earned if the growth in TRH's adjusted book value falls below a minimum "threshold" level over a three-year performance period. 25 percent of Senior Performance RSUs granted will be earned if performance is at the "threshold" level, 100 percent will be earned if performance is at the "target" level of performance and 200 percent will be earned if performance is at or above the "maximum" level, with amounts determined on a straight-line basis between "threshold," "target" and "maximum" levels.

17

In establishing performance goals for earning Senior Performance RSUs for the 2010-2012 performance period (2010 Senior Performance RSUs), TRH management recommended that "target" levels be long-term in nature and set at high levels, with the expectation that once established, such "target" levels would change infrequently rather than on a regular basis. With this expectation in mind, and considering the volatility inherent in TRH's business associated with catastrophe exposures, the Committee again established a target performance measure of 25.97 percent growth in TRH's adjusted book value per share over the 2010-2012 performance period. Targets are disclosed in this proxy statement in the limited context of TRH's compensation programs and should not be understood to be estimates of future results or other guidance. TRH specifically cautions investors not to apply these targets to other contexts. For a discussion of the Committee's assessment of management's performance in 2010 and the Performance RSUs earned for the 2008-2010 performance period, see "Compensation Decisions for 2010" below.

Vesting. 2008, 2009 and 2010 Senior Performance RSUs earned under the Senior Partners Plan at the end of each three-year performance period will be converted to time-vested RSUs and will vest in two equal installments promptly after the third and fourth anniversaries of the first day of the performance period. Any unvested Senior Performance RSUs generally will be forfeited if the participant ceases employment with TRH.

Indirect Compensation Elements

Retirement benefits. TRH provides its eligible employees, including its named executives, with a number of retirement plans, including traditional pension plans (defined benefit plans) and individual account plans (defined contribution plans), such as a 401(k) plan.

Defined benefit plans. In 2009, TRH's domestic employees continued to participate in AIG's defined benefit plans which include a tax-qualified pension plan and an Excess Retirement Income Plan ("ERIP"). Each of these plans provides for a yearly benefit based on years of service and the executive's salary over a three-year period. The ERIP is designed to pay the portion of the benefit under the tax-qualified plan that is not payable under that plan due to restrictions imposed by the Internal Revenue Code. Effective January 1, 2010, TRH ceased participation in the tax-qualified AIG defined benefit plan and established its own tax-qualified defined benefit plan in order to accept a transfer of assets and liabilities from the AIG plan with respect to benefits accrued by TRH employees through December 31, 2009. TRH also ceased participation in the ERIP effective as of December 31, 2009 and established its own excess plan related to the new tax-qualified TRH defined benefit plan effective January 1, 2010. Neither of these new TRH plans provides benefit accruals for periods after December 31, 2009. Effective January 1, 2010, TRH established new defined contribution plans to provide benefits for periods after December 31, 2009.

Defined contribution plans. On January 1, 2009, TRH established the TRH defined contribution plan (401(k) plan). All regular domestic employees of TRH are eligible to participate in the TRH plan. TRH matches participant contributions to the 401(k) plan based on an employee's completed years of service up to applicable limits imposed by the Internal Revenue Code. Effective January 1, 2010, TRH established a new tax-qualified defined contribution plan and related nonqualified excess plan that provide contributions for periods after December 31, 2009 that are intended to be of comparable economic value to the annual accruals previously provided to TRH participants under the tax-qualified AIG defined benefit plan and the ERIP.

These plans and their benefits are described in greater detail in "Post Employment Compensation—Pension Benefits." TRH believes that these plans provide substantial retention and competitive advantages. In certain foreign jurisdictions, TRH may provide a defined benefit plan, a defined contribution plan or alternative contribution plan, or may participate in government approved or regulated plans.

Mr. Bonny along with all employees in TRH's London office participated in the TRC Group Self Invested Personal Pension ("TRC Group SIPP") throughout 2010, as described in greater detail in "Post-Employment Compensation—Pension Benefits."

Perquisites. To facilitate the performance of executives' management responsibilities and as part of a comprehensive compensation package, TRH provides certain key executives and other senior officers with automobile allowances, housing allowances and club and gym memberships.

TRH does not provide any tax reimbursements or gross-ups in connection with taxable perquisites.

TRH believes the perquisites are reasonable in comparison to those typically provided by peer companies and that perquisites constitute a minor component of total compensation for each named executive.

Other employee benefits. TRH executives participate in the same broad-based health, life and disability benefit programs as other TRH employees.

Termination benefits and policies. As discussed below, TRH provides severance benefits to a select group of executives who participate in the TRH Partners and Senior Partners plans, including the named executives. TRH believes severance benefits provide substantial retention and competitive advantages and financial security, and are part of a competitive comprehensive compensation package.

TRH has generally not entered into employment agreements with its senior most executives and none of the named executives currently have employment agreements other than a 2005 Long-Term Cash Award Agreement entered into with Mr. Orlich.

In 2008, the Board adopted the TRH Executive Severance Plan ("TRH ESP"). Under the TRH ESP, severance protection is provided to the named executives who all participate in the Partners and Senior Partners Plans. In addition, during the time period in which severance is being paid, the named executives will be entitled to medical benefits plan coverage, additional vesting in the retiree health plan, additional non-qualified pension credits, and continued life insurance and retiree health benefits. For a further discussion of this plan and amounts that would have been payable under the TRH ESP had a named executive officer been terminated on December 31, 2010, see "Quantification of Termination Payments and Benefits" below.

Termination and retirement provisions in long-term awards. TRH does not provide any severance protection within the TRH long-term compensation plans in which executives and employees participate. As a result, unvested equity-based awards, and awards under the Partners Plan and the Senior Partners Plan generally will be forfeited on termination of employment before normal retirement age (unless the Committee determines otherwise in a particular situation) with an exception for permanent disability and/or a change-in-control. Under the TRH ESP, however, Performance RSUs, as well as options and other restricted stock units will continue to vest during the period of time in which severance payments are made. With the approval of the Committee or the Board, outstanding vested options generally may be exercised for three months after a termination of employment before normal retirement age, but only to the extent that those options were exercisable as of the termination date.

TRH's normal retirement age is 65. For executives who retire after reaching normal retirement age, time-vested equity-based awards will generally vest upon retirement. For executives who retire during a performance period under the Partners Plan or the Senior Partners Plan, a pro-rated portion of the award that is ultimately earned will vest at the end of the performance period.

Change-in-control benefits. In 2008, the Compensation Committee and the Board, after considering the possibility of a change-in-control at TRH at the time, the Committee decided that an important tool to retain its key employees and promote stability was to provide a change-in-control trigger in certain of its equity plans. The Committee and the Board decided to amend the 2003 Stock Incentive Plan and the Partners and Senior Partners Plans to include a change-in-control provision that utilizes a dual trigger.

Under the change-in-control provision, in addition to a change-in-control taking place at the Company level, the employee must also be terminated without "Cause" or leave for "Good Reason" as defined under the plans, in order for the provision to provide for the acceleration of vesting of an RSU or a Performance RSU. This change-in-control provision was also included in the 2009 Long Term Equity Incentive Plan.

Other Factors Affecting Compensation

Stock ownership guidelines. TRH does not have formal stock ownership guidelines. In light of the structure of TRH's former compensation arrangements, the Company believes that the named executives generally have interests in non-transferable TRH stock that TRH considers appropriate for an executive of their level.

Adjustment or recovery of awards upon restatement of financial results. TRH's compensation framework reserves discretion for the Committee to adjust earned compensation for a restatement of financial results. Under both the Partners and Senior Partners Plans, the Committee has the power to decrease the number of a participant's Performance RSUs that were granted or are outstanding for a performance period in addition to the authority to make non-uniform adjustments among executives and officers.

Process for Compensation Decisions

The Compensation Committee determines the compensation of our CEO, Mr. Orlich, and the Board approves or ratifies the amounts to be paid to him. The Committee also reviews and approves, and the Board ratifies, the compensation of the other named executives, taking into account Mr. Orlich's recommendations. The Committee also makes recommendations to the Board with respect to TRH's compensation programs for executives and other employees and coordinates with the Nominating and Corporate Governance Committee in overseeing TRH's management development and succession planning programs.

Use of compensation consultant. The Committee made compensation decisions for 2010 during the first quarters of 2010 and 2011. During the first quarter of 2010, TRH used the services of a compensation consulting firm, Watson Wyatt Worldwide, Inc. ("Watson Wyatt") to provide advice regarding the Committee's year-end compensation decisions for bonuses and equity plan participations for the named executives for year-end 2009 and for performance metrics and bonus targets of compensation plans for 2010. TRH used the services of Watson Wyatt from 2005 until 2011. On January 1, 2010, Watson Wyatt and Towers, Perrin, Forster & Crosby, Inc. ("Towers Perrin") merged to form Towers Watson & Co. ("Towers Watson"). In the past, prior to the merger, Watson Wyatt provided compensation consulting services to TRH, while Towers Perrin, as an entity unrelated to Watson Wyatt, provided brokerage and actuarial services to TRH. Following the merger, based on TRH's historical relationship working with Watson Wyatt and Towers Perrin as separate entities, TRH received, and may continue to receive, consulting services and brokerage and actuarial services from separate divisions of Towers Watson. During 2010, Watson Wyatt prepared various competitive analyses of executive pay for TRH which have been shared with the Committee. Total fees paid to Watson Wyatt for executive compensation consulting services in 2010 were $90,925. Watson Wyatt also provided non-executive compensation consulting services, including general industry surveys and consulting services with regard to the evaluation of compensation for all levels of TRH's employees, and total fees paid to Watson Wyatt in connection with such consulting services in 2010 were $145,293.

During the third quarter of 2010, the Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") as a compensation consultant reporting directly to the Committee to provide advice regarding the Committee's year-end compensation decisions for bonuses and equity plan participations for the named executives for year-end 2010 and for performance metrics and bonus targets of compensation plans for

2011. Total fees paid to FW Cook for executive compensation consulting services in 2010 were $0 and in the first quarter of 2011 were $139,277.

Consideration of competitive compensation levels. In reviewing compensation decisions over the year and in making decisions about the compensation of the named executives, the Committee is provided with competitive market information. As a general matter, the Committee intends to position salary, annual cash-based compensation and annual equity-based compensation at a reasonable range above the market median for both retention and incentive purposes.

TRH currently uses a peer group of reinsurance and insurance companies to measure its performance against for compensation purposes. The group of reinsurance and insurance companies is listed below:


Allied World Assurance Company Holdings, AG(1)

Alterra Capital Holdings Ltd.(1)

Arch Capital Group Ltd.

Aspen Insurance Holdings Limited(1)

Axis Capital Holdings Limited

Endurance Specialty Holdings Ltd.

Everest Re Group, Ltd.

Montpelier Re Holdings Ltd.

PartnerRe Ltd.

Platinum Underwriters Holdings, Ltd.

Reinsurance Group of America, Incorporated(1)

RenaissanceRe Holdings Ltd.

Validus Holdings, Ltd.(1)

White Mountains Insurance Group, Ltd.(1)

XL Group plc


_____

(1) Added to the peer group of companies in 2011. Max Re Capital Ltd. and Odyssey Re Holdings Corp. each was merged with or acquired by another entity and both were removed from the peer group in 2011.

The Committee believes this peer group provides an appropriate basis for comparison in the reinsurance and insurance industry with respect to both overall business and executive talent since TRH competes with these companies within the reinsurance industry.

Consideration of prior years' compensation. Although the named executives' prior levels of participation in TRH's compensation plans are considered in determining their ongoing levels of participation, the cumulative amounts realizable from prior years' equity-based awards generally (including market return on equity-based awards) are not considered in determining the amount or the elements of current year compensation. The Committee and TRH management believe that this approach is most consistent with the goal of motivating strong performance in each subsequent year by enabling executives to continue to earn competitive compensation in exchange for achievement of annual and long-term financial and market goals.

Compensation Decisions for 2010

The Committee made compensation decisions for 2010 during the first quarters of 2010 and 2011. During the first quarter of 2010, the Committee made year-end compensation decisions for bonuses and equity plan participations for the named executives for year-end 2009 as well as setting the performance metrics and bonus targets of compensation plans for 2010. During the first quarter of 2011, the Committee made year-end compensation decisions for bonuses and equity plan participations for the named executives for year-end 2010 as well as setting the performance metrics and bonus targets of compensation plans for 2011. In the future, the Committee expects to transition to making most compensation decisions for the named executives in the fourth quarter of the year.

Performance objectives. Based on analysis of TRH's and the peer group's historical performance and recommendations from Mr. Orlich, the Committee established annual performance objectives for 2010 for the EBP, Partners Plan and the Senior Partners Plan in the first quarter of 2010. The objectives pertained to financial performance (based on net written premiums, earnings per share, adjusted combined ratio taking into account the volatility with regard to catastrophe losses and growth in adjusted book value); implementation of business strategy and organization management. The Committee established a formula for evaluating financial performance and the objectives were weighted. The Committee retained the discretion to adjust bonus amounts after evaluating TRH's overall performance concluding that TRH would be best served by this approach.

In addition, in the first quarter of 2010 the Committee established an annual bonus target under the EBP for each named executive officer based on a total bonus level intended to be comparable to the peer group described above. The Committee set the CEO's target bonus equal to 150 percent of the CEO's annual salary, set each named executive officer's target bonus equal to 100 percent of the named executive officer's annual salary and set a maximum for each named executive officer's bonus award at 200 percent of the targeted level. Under the EBP, TRH's overall performance was measured against three targeted performance objectives: net written premiums, earnings per share and adjusted combined ratio. The Committee set the relative percentage of each metric equal to the following: net written premium accounted for ten percent; earnings per share accounted for thirty percent and adjusted combined ratio accounted for sixty percent of the target bonuses for the named executive officers. The Committee believes the use of net written premium accounting for ten percent makes a portion, but not an outsized portion, of the performance objectives based on growth. The use of earnings per share for thirty percent aligns the named executives' incentives with stockholder interests. Lastly, the use of adjusted combined ratio incentivizes profitable underwriting and balances the performance objective based on growth. The Committee also determined the named executives' annual bonus amounts at year-end based on TRH's overall results relative to current year's performance objectives, market conditions, such as the level of catastrophe events as well as competitive conditions in the market for qualified executives, and performance of competitors.

In March 2011, the Committee reviewed the 2010 year-end results and compared them to the metrics set for the EBP. For 2010, the Committee had set a target range of $3.8 billion to $4.2 billion for net written premiums, a target of $4.59 for earnings per share and a target of 99.10 percent for adjusted combined ratio. The adjustment to the combined ratio metric was designed to smooth the volatility associated with property catastrophe costs that can have an outsized impact on the overall level of bonuses. This combined ratio metric is balanced by the earnings per share metric which includes the full impact of catastrophe costs each year. This design is intended to reflect the mix of business the company writes and to provide a consistent measure of TRH's performance between years.

Based on the operating results of TRH for 2010 under the EBP, TRH was able to realize a bonus level equal to 190 percent of the targeted bonuses for the named executive officers. This was achieved by virtue of TRH reaching the target level range for the net written premiums metric with $3.88 billion of net written premiums, which added 10 percentage points to the bonus level; exceeding the target level range (and reaching the maximum level) for the earnings per share metric with earnings per share at $6.19, which added 60 percentage points to the bonus level; and exceeding the target level range (and reaching the maximum level) for the adjusted combined ratio metric with an adjusted combined ratio of 95.3 percent, which added 120 percentage points to the bonus level. After a review of TRH's results for 2010 against the metrics set in the first quarter of 2010, and taking into account named executives' performance in reaching a number of non-financial strategic objectives as well as a comparison to the results achieved in 2009, the Committee considered the recommendations of the compensation consultant, FW Cook, and decided to exercise its discretion to reduce the level of bonuses achieved. The bonus level achieved, 190 percent of the targeted bonuses, was reduced and Mr. Orlich was granted a bonus at a bonus level equal to approximately 123 percent of his targeted bonus and the other named executives were granted bonuses at a bonus level equal to approximately 160 percent of the targeted bonuses.

In addition, at the March 2011 meeting, the Committee granted time vested RSUs, performance-based cash awards and Performance RSUs for its Partners Plan for 2011, and considered 2011 base salaries for the named executives based on its review of TRH's 2010 financial results. Decisions regarding the named executives were ratified by consent of the Board. The Committee concluded that the named executives performed well in 2010 when measured against both the financial and non-financial objectives. The Committee took into account TRH's financial results as measured against the financial metrics set in the first quarter of 2010 as well as the non-financial objectives achieved including the completion of the secondary offering that reduced AIG's ownership to approximately 1%, establishing Calpe Insurance Company, Ltd. in Gibraltar, the acquisition of a Lloyds name and the establishment of a strategic office in Bermuda. For a discussion of the Committee's changes to the 2010 compensation components and the performance metrics and bonus targets of compensation plans for 2011, see "Compensation Components for 2011" below.

Base salary. For 2010, base salaries remained largely unchanged except Mr. Sapnar's base salary was increased, reflecting his continuing increased role in senior management.

Cash bonuses. Based on TRH's results in 2010 as discussed above and following a thorough review process, the Committee determined that the named executives performed well in 2010 as described in the paragraph above. The Committee also considered TRH's performance compared against the peer group of companies as well as the overall compensation of the named executives and decided to grant bonuses at a reduced level equal to approximately 123 percent of Mr. Orlich's target bonus and 160 percent of each of the other named executive's target bonus.

Time-vested grants of restricted stock units ("RSU"). In March 2011, as a result of changes made to the compensation program, the Committee did not grant Mr. Orlich an RSU award and the dollar value of RSU awards for all of the named executives decreased from the dollar value of 2010 RSU awards.

Performance RSUs earned under the Partners Plan. As a result of TRH's performance for the 2009-2010 performance period, 2009 Performance RSUs were earned at 150 percent for all participants of the Partners Plan, including the named executives. Over the 2009-2010 performance period the growth in TRH's adjusted book value per share equaled 31.3 percent as compared to the target of 14.49 percent. The earned Performance RSUs vest in two equal installments in January of 2011 and 2012.

Senior Performance RSUs granted under the Senior Partners Plan. As a result of the performance for the 2008-2010 performance period, 2008 Senior Performance RSUs were earned at 161.49 percent for the named executive officers, who were the only participants in the 2008 Senior Partners Plan. Over the 2008-2010 performance period the growth in TRH's adjusted book value per share equaled 34.78 percent as compared to the target of 25.97 percent. The earned Senior Performance RSUs vest in two equal installments in January of 2011 and 2012.

Compensation Components for 2011

The Committee met during the first quarter of 2011 and made changes to compensation components and plans and set the performance metrics and bonus targets of compensation plans for 2011.

Changes to the Compensation Elements for 2011

Base salary. The Committee considered salary levels of the named executive officers at year-end. For 2011, base salaries remained unchanged except each of Mr. Bonny's and Mr. Sapnar's base salary was modestly increased reflecting their responsibilities and demonstrated performance.

Cash bonus. For 2011, the Committee requested that FW Cook undertake a complete review of the executive compensation program and to present its findings and recommendations to the Committee. After an extensive review, FW Cook recommended changes to the executive compensation program including the EBP. The changes recommended to the Committee with respect to the EBP included modifying the range for the combined ratio metric and eliminating the EPS metric in favor of a metric based on Adjusted Return on Equity ("AROE"). After careful consideration, the Committee adopted the changes recommended by FW Cook and modified the EBP for 2011 to include metrics for Premiums Written (10%), AROE (30%) and Adjusted Combined Ratio (60%). The Committee also set the target, threshold and maximum payout ranges for 2011. The principal reasons for the change in metrics from EPS to AROE were to bring the Company in line with the peer group of companies, almost all of which use an AROE metric within their bonus plans, and because AROE would be a more consistent measure of TRH's profitability than EPS. All of the named executive officers participate in the EBP.

Performance RSUs granted under the Partners Plan. The Committee determined that the Performance RSUs granted under the Partners Plan has served the Company well in emphasizing and incentivizing management to seek long-term growth as a goal. The Committee continues to believe that a performance based long-term incentive plan that focuses on the growth in adjusted book value over a performance period of several years properly aligns management and shareholders' interests. The Committee took into account several recommendations from FW Cook in modifying the program into a simpler and more straightforward compensation program. Based on FW Cook's recommendation, the Committee decided to discontinue new grants under the Senior Partners Plan for 2011 and beyond and changed the performance period for the Partners Plan from two years to three years. In addition, the Committee altered the vesting period for the Partners Plan from pro rata vesting of 50% after the third year and 50% after the fourth year to vesting of 100% after the third year. Finally, the Committee adjusted the target for adjusted growth in book value from 14.49% over a two year performance period to 29.5% over a three-year performance period. All of the named executive officers participate in the Partners Plan.

Performance based long-term cash awards. The Committee determined, taking into account the recommendation of FW Cook, to establish a performance based long-term cash award for senior executives including the named executive offers. The performance based long-term cash awards operate similar to the Partners Plan with the exception that awards are grants of cash awards, instead of RSUs, and are to settle in cash, instead of vest as stock. The metric for the performance based long-term cash awards is the same as the growth in adjusted book value metric used for the Partners Plan performance RSUs with a payout of 25% of target if the threshold is achieved, 100% of target if the target is achieved and 150% of target if the maximum level of performance is achieved.

The following supplemental table shows the year-end compensation decisions made by the Committee in the first quarter of 2011 based on 2010 year-end performance, and in the first quarter of 2010 based on 2009 year-end performance, for each component awarded to the named executives. This table differs substantially from the Summary Compensation Table required by the Securities and Exchange Commission and is not meant to be a substitute for that table.

Year-End Performance Based Compensation Awards

Name	Year-End	Cash Bonus (Year-end)(1)	RSU Awards ($ value of TRH Shares)(2)	3-Year Performance-Based Cash Award(3)	Performance Restricted Stock Awards ($ of TRH Shares)		Total
					Partners RSUs(4)	Senior Partners RSUs(5)	
Robert F. Orlich	2010	$1,500,000	$ 0	$2,250,000	$2,135,644	$ —	$5,885,644
	2009	$1,500,000	$2,030,460	$ —	$1,923,720	$1,548,360	$7,002,540
Steven S. Skalicky . . .	2010	$ 660,000	$ 390,646	$ 619,211	$ 587,731	$ —	$2,257,588
	2009	$ 660,000	$ 779,130	$ —	$ 680,340	$ 351,900	$2,471,370
Paul A. Bonny	2010	$ 640,000	$ 390,646	$ 619,211	$ 587,731	$ —	$2,237,588
	2009	$ 620,000	$ 779,130	$ —	$ 680,340	$ 351,900	$2,431,370
Javier E. Vijil	2010	$ 615,000	$ 365,002	$ 578,574	$ 549,108	$ —	$2,107,684
	2009	$ 615,000	$ 779,130	$ —	$ 633,420	$ 304,980	$2,332,530
Michael C. Sapnar . . .	2010	$ 620,000	$ 419,833	$ 665,436	$ 631,577	$ —	$2,336,846
	2009	$ 600,000	$ 920,790	$ —	$ 680,340	$ 351,900	$2,553,030

(1) Represents the target amount of the year-end cash bonus payable under the EBP granted in March 2011 and granted in February 2010 for each of the named executives. This column does not include amounts paid in conjunction with the Retention Bonus Program or the 2005 Long-Term Cash Award Agreement entered into with Mr. Orlich at year-end 2005, as these are not intended to be annual year-end bonus programs.

The maximum amount of the year-end cash bonus granted in March 2011 is as follows: Mr. Orlich—$3,000,000; Mr. Skalicky—$1,320,000; Mr. Bonny—$1,280,000; Mr. Vijil—$1,230,000; and Mr. Sapnar—$1,240,000. The maximum amount of the year-end cash bonus granted in February 2010 is as follows: Mr. Orlich—$3,000,000; Mr. Skalicky—$1,320,000; Mr. Bonny—$1,240,000; Mr. Vijil—$1,230,000; and Mr. Sapnar—$1,200,000.

(2) Represents the aggregate grant date fair value of RSU awards granted in March 2011 and RSU awards granted in February 2010, computed in accordance with FASB ASC Topic 718 utilizing the assumptions and methodologies discussed in Note 13 to our financial statements for the fiscal year ended December 31, 2010.

(3) Represents the target amount of the 3-year performance-based cash awards granted in March 2011 for the 2011-2013 Performance Period. 3-year performance-based cash awards were not granted in 2010.

The maximum amount of the 3-year performance-based cash awards granted in March 2011 for the 2011-2013 Performance Period is as follows: Mr. Orlich—$3,375,000; Mr. Skalicky—$928,817; Mr. Bonny—$928,817; Mr. Vijil—$867,861; and Mr. Sapnar—$998,154.

(4) Represents the target aggregate grant date fair value of Partners Plan awards granted in March 2011 for the 2011-2012 Performance Period and in February 2010 for the 2010-2011 Performance Period,

computed in accordance with FASB ASC Topic 718 utilizing the assumptions and methodologies discussed in Note 13 to our financial statements for the fiscal year ended December 31, 2010.

The maximum aggregate grant date fair value of awards granted in March 2011 for the 2011-2012 Performance Period is as follows: Mr. Orlich—$3,203,465; Mr. Skalicky—$881,596; Mr. Bonny—$881,596; Mr. Vijil—$823,662; and Mr. Sapnar—$947,366. The maximum aggregate grant date fair value of awards granted in February 2010 for the 2010-2011 Performance Period is as follows: Mr. Orlich—$2,885,580; Mr. Skalicky—$1,020,510; Mr. Bonny—$1,020,510; Mr. Vijil—$950,130; and Mr. Sapnar—$1,020,510.

(5) Represents the target aggregate grant date fair value of Senior Partners Plan awards granted in February 2010 for the 2010-2012 Performance Period, computed in accordance with FASB ASC Topic 718 utilizing the assumptions and methodologies discussed in Note 13 to our financial statements for the fiscal year ended December 31, 2009. Senior Partners Plan awards were not granted in 2011.

The maximum aggregate grant date fair value of awards granted in February 2010 for the 2010-2012 Performance Period is as follows: Mr. Orlich—$3,096,720; Mr. Skalicky—$703,800; Mr. Bonny—$703,800; Mr. Vijil—$609,960; and Mr. Sapnar—$703,800.

Conclusion

TRH's compensation framework is designed to retain and motivate senior executives and to reward them for individual and TRH performance. TRH believes that the overall framework accomplished these objectives during 2010 and that TRH's compensation framework will continue to reinforce the alignment of employee and stockholder interests in the years to come and provide a basis for evaluating management's performance against the challenges of 2011.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into TRH's Annual Report on Form 10-K for the year ended December 31, 2010.


Compensation Committee
Ian Chippendale, Chairman
Stephen P. Bradley
John L. McCarthy
Richard S. Press


Risk Management and Compensation

The Board has reviewed TRH's compensation programs and policies for all employees with TRH management and compensation consultants who provide compensation consulting advice with regard to whether such programs and policies create risks that are reasonably likely to have a material adverse affect on TRH. The Board believes that:

- TRH's compensation program is balanced among base salary, annual bonus and long-term equity and uses multiple performance metrics (as described in Compensation Discussion and Analysis below), and does not rely exclusively on formulaic approaches to TRH's compensation plans;

- TRH's compensation programs provide for a reduction in compensation if financial results do not meet TRH's expectations; and

- TRH's stock incentives also seek to align the long-term interests of TRH employees with those of TRH stockholders.

SUMMARY COMPENSATION TABLE

The following table contains information about TRH's Chief Executive Officer, Chief Financial Officer and three other most highly paid executive officers. See the Compensation Discussion and Analysis for additional detail regarding the Committee's compensation philosophy, practices and 2010 compensation decisions.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value(5)	All Other Compensation(6)	Total
Robert F. Orlich	2010	$1,000,000	$ 550,000	$5,502,540	$ —	$1,850,000	$343,835	$356,226	$9,602,601
President and Chief	2009	$1,000,000	$ 720,000	$4,034,270	$ —	$1,862,500	$439,735	$ 24,602	$8,081,107
Executive officer	2008	$ 900,000	$1,080,000	$2,233,110	$1,755,750	$ 749,000	$429,016	$ 16,100	$7,162,976
Steven S. Skalicky	2010	$ 660,000	$ —	$1,811,370	$ —	$1,056,000	$234,788	$156,047	$3,918,205
Executive Vice President	2009	$ 650,000	$ 390,000	$1,338,780	$ —	$ 908,000	$247,839	$ 17,150	$3,551,769
and Chief Financial Officer	2008	$ 646,154	$ 585,000	$ 713,262	$ 585,250	$ 335,000	$298,644	$ 16,100	$3,179,410
Paul A. Bonny	2010	$ 620,000	$ —	$1,811,370	$ —	$1,024,254	$ —	$120,348	$3,575,972
Executive Vice President	2009	$ 620,477	$ 358,069	$1,319,975	$ —	$ 866,773	$ —	$137,930	$3,303,224
	2008	$ 719,307	$ 543,729	$ 693,264	$ 585,250	$ 293,663	$ —	$161,282	$2,996,495
Javier E. Vijil	2010	$ 615,000	$ —	$1,717,530	$ —	$ 980,000	$159,712	$122,419	$3,594,661
Executive Vice President	2009	$ 605,000	$ 363,000	$1,274,843	$ —	$ 845,100	$133,882	$ 52,491	$3,274,316
	2008	$ 601,293	$ 544,500	$ 653,268	$ 585,250	$ 305,000	$164,812	$ 52,677	$2,906,800
Michael C. Sapnar	2010	$ 600,000	$ —	$1,953,030	$ —	$1,000,000	$121,239	$ 54,145	$3,728,414
Executive Vice President	2009	$ 563,846	$ 324,600	$1,452,360	$ —	$ 793,400	$ 54,410	$ 17,150	$3,205,766
	2008	$ 475,000	$ 486,900	$ 693,264	$ 702,300	$ 330,000	$ 79,239	$ 16,100	$2,782,803

(1) This column represents the portions of the retention bonus paid to the named executive officer in 2009 and 2008. The 2009 and 2008 amounts represent the total retention bonus granted. In addition, the 2010 amount for Mr. Orlich represents the $550,000 awarded to Mr. Orlich pursuant to the 2005 Long-Term Cash Award Agreement (the "Award Agreement") entered into with Mr. Orlich at year-end 2005. Under the terms of the Award Agreement, Mr. Orlich was entitled to receive $550,000 if he remained employed with TRH during the period beginning January 1, 2006 and ending December 31, 2010.

(2) This column represents the aggregate grant date fair value of outstanding stock-based awards granted in the applicable fiscal year computed in accordance with FASB ASC Topic 718 utilizing the assumptions and methodologies discussed in Note 13 to our financial statements for the fiscal year ended December 31, 2010.

The maximum aggregate grant date fair value of outstanding share-based awards are as follows: for 2010: Mr. Orlich—$8,012,760; Mr. Skalicky—$2,503,440; Mr. Bonny—$2,503,440; Mr. Vijil—$2,339,220; and Mr. Sapnar—$2,645,100; for 2009: Mr. Orlich—$5,858,355; Mr. Skalicky—$1,865,320; Mr. Bonny—$1,837,113; Mr. Vijil—$1,756,251; and Mr. Sapnar—$1,978,900; and for 2008: Mr. Orlich—$3,849,615; Mr. Skalicky—$1,186,548; Mr. Bonny—$1,153,218; Mr. Vijil—$1,086,558; and Mr. Sapnar—$1,153,218.

(3) This column represents the aggregate grant date fair value of options granted in the applicable fiscal year computed in accordance with FASB ASC Topic 718 utilizing the assumptions and methodologies discussed in Note 13 to our financial statements for the fiscal year ended December 31, 2010.

(4) This column represents annual performance cash bonuses under the Executive Bonus Plan and for 2008, payments under TRH's quarterly bonus program.

(5) This column represents the total change of the actuarial present value of the accumulated benefit under all of TRH's defined benefit and actuarial pension plans. These plans are described in "Post-Employment Compensation—Pension Benefits."

(6) This column includes TRH's matching contributions under (i) for 2010, the TRH Incentive Savings Plan (401(k)) for Messrs. Orlich, Skalicky, Vijil and Sapnar and TRH's contributions to the AIG Retirement Savings Plan (United Kingdom) and TRC Group SIPP for Mr. Bonny, (ii) for 2009, the TRH Incentive Savings Plan (401(k)) for Messrs. Orlich, Skalicky, Vijil and Sapnar and TRH's contributions to the AIG Retirement Savings Plan (United Kingdom) and TRC Group SIPP for Mr. Bonny and (iii) for 2008, the AIG Incentive Savings Plan (401(k)) for Messrs. Orlich, Skalicky, Vijil and Sapnar and TRH's contributions to the AIG Retirement Savings Plan (United Kingdom) for Mr. Bonny. For 2010, these matching contributions include the following amounts: Orlich—$17,149; Skalicky—$17,150; Bonny—$109,497; Vijil—$17,151; and Sapnar—$17,150.

This column also includes the first TRH contributions to the TRH Target Benefit Plan and the TRH Excess Target Benefit Plan made for 2010. The contributions for 2010 under the TRH Target Benefit Plan, made in March 2011, include the following amounts: Orlich—$17,151; Skalicky—$17,150; Vijil—$17,149; and Sapnar—$13,214. In addition, accrued benefits under the TRH Excess Target Benefit Plan include the following amounts: Orlich—$314,195; Skalicky—$121,747; Vijil—$58,011; and Sapnar—$23,781. Messrs. Orlich and Skalicky have vested in the accrued benefits under the TRH Excess Target Benefit Plan as a result of attaining the age of 60 with five years of accredited service to TRH.

The following table details the incremental cost to TRH of perquisites received by each of the named executives that are included in this column.

Perquisites & Benefits

Name	Car Service/ Car Allowance/ Parking(1)	Club Memberships and Recreational Opportunities(2)	Housing, Home Security and Other Living Expenses	Total
Robert F. Orlich	$ 7,730	$ —	$ —	$ 7,730
Steven S. Skalicky	$ —	$ —	$ —	$ —
Paul A. Bonny	$ 3,063	$ 2,449	$5,339	$10,851
Javier E. Vijil	$17,268	$12,840	$ —	$30,108
Michael C. Sapnar	$ —	$ —	$ —	$ —

(1) For the named executives, the cost for car-related perquisites represents TRH's direct expenditures. SEC rules require that costs of commuting and other uses not directly and integrally related to TRH's business be disclosed as compensation to the executive. One hundred percent of the preceding costs have been allocated to compensation for the named executive officers.

(2) This column represents TRH's expense for corporate memberships in country clubs for which the named executive is listed as the member and gym clubs.

2010 Grants of Plan-Based Awards

In 2010, TRH granted performance-based awards to the named executive officers under all three of its equity-based plans: the 2010 Long Term Equity Incentive Plan, the Partners Plan and the Senior Partners Plan.

Options. TRH at times provides part of its long-term compensation through time-vested option grants. All options for each of the named executives have four-year pro rata vesting and an exercise price equal to the closing price of TRH Common Stock on the date of grant. During 2010, TRH did not grant any time-vested option grants to the named executives.

Restricted Stock Units. TRH provides part of its long-term compensation to key employees (including the named executives) through grants of time-vested RSUs. In February 2010, TRH granted time-vested Restricted Stock Units to all of the named executive officers. The RSUs will vest after the third anniversary of the date of grant.

Partners Plan. The Partners Plan operates for successive overlapping two-year performance periods. Participants earn Performance RSUs that entitle them to receive shares of TRH Common Stock based on the cumulative growth in TRH's adjusted book value, as defined under the plan, over the two-year performance period if a threshold level of growth established by the Committee at the beginning of the period is achieved. The number of Performance RSUs that can be earned at the end of each period ranges from zero to 150 percent of the Partners Plan's target award. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH before reaching age 65.

In February 2010, TRH granted Partners Plan awards for the 2010-2011 performance period (2010 Performance RSUs) to all of the named executive officers. The 2010 Performance RSUs operate under the same performance and vesting terms as the 2009 Performance RSUs and will vest in two equal installments promptly after the third and fourth anniversaries of the first day of 2010.

Senior Partners Plan. The Senior Partners Plan operates for successive overlapping three-year performance periods. Participants earn Senior Performance RSUs that entitle them to receive shares of TRH common stock based on the cumulative growth in TRH's adjusted book value, as defined under the plan, over the three-year performance period if a threshold level of growth established by the Committee at the beginning of the period is achieved. The number of Senior Performance RSUs that can be earned at the end of each period ranges from zero to 200 percent of the Senior Partners Plan's target award. Any unvested Senior Performance RSUs generally will be forfeited if the participant ceases employment with TRH before reaching age 65.

In February 2010, TRH granted Senior Partners Plan awards for the 2010-2012 performance period (2010 Senior Performance RSUs) to all of the named executive officers. The 2010 Senior Performance RSUs operate under the same performance and vesting terms as the 2009 Senior Performance RSUs and will vest in two equal installments promptly after the third and fourth anniversaries of the first day of 2010.

2010 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Plan Units	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1) Target	Maximum	Estimated Future Payouts Under Equity Incentive Plan Awards (# of TRH Shares)(2) Threshold	Target	Maximum	All Other Stock Awards (# of TRH Shares)	Grant Date Fair Value of Equity Awards ($)(3)
Robert F. Orlich									
Partners Plan 2010 Grant	2/12/2010	41,000			10,250	41,000	61,500		1,923,720
Senior Partners Plan 2010 Grant	2/12/2010	33,000			8,250	33,000	66,000		1,548,360
RSU 2010 Grant	2/12/2010	43,000						43,000	2,030,460
Executive Bonus Plan			1,500,000	3,000,000					
Steven S. Skalicky									
Partners Plan 2010 Grant	2/12/2010	14,500			3,625	14,500	21,750		680,340
Senior Partners Plan 2010 Grant	2/12/2010	7,500			1,875	7,500	15,000		351,900
RSU 2010 Grant	2/12/2010	16,500						16,500	779,130
Executive Bonus Plan			660,000	1,320,000					
Paul A. Bonny									
Partners Plan 2010 Grant	2/12/2010	14,500			3,625	14,500	21,750		680,340
Senior Partners Plan 2010 Grant	2/12/2010	7,500			1,875	7,500	15,000		351,900
RSU 2010 Grant	2/12/2010	16,500						16,500	779,130
Executive Bonus Plan			620,000	1,240,000					
Javier E. Vijil									
Partners Plan 2010 Grant	2/12/2010	13,500			3,375	13,500	20,250		633,420
Senior Partners Plan 2010 Grant	2/12/2010	6,500			1,625	6,500	13,000		304,980
RSU 2010 Grant	2/12/2010	16,500						16,500	779,130
Executive Bonus Plan			615,000	1,230,000					
Michael C. Sapnar									
Partners Plan 2010 Grant	2/12/2010	14,500			3,625	14,500	21,750		680,340
Senior Partners Plan 2010 Grant	2/12/2010	7,500			1,875	7,500	15,000		351,900
RSU 2010 Grant	2/12/2010	19,500						19,500	920,790
Executive Bonus Plan			600,000	1,200,000					

(1) Actual bonus payments under the Executive Bonus Plan are set forth in the "Summary Compensation Table".

(2) Amounts shown represent the Performance RSUs and Senior Performance RSUs that will be earned if the cumulative growth in adjusted book value meets the Partners and Senior Partners Plans threshold, target and maximum performance goals, as indicated. The amount of Performance RSUs and Senior Performance RSUs earned for performance between threshold and target levels and between target and maximum levels is determined on a straight-line basis under both plans.

(3) Amounts shown represent the grant date fair values, computed in accordance with FASB ASC Topic 718 utilizing the assumptions and methodologies discussed in Note 13 to our financial statements for the fiscal year ended December 31, 2010, of the grants of time-vested RSUs, 2010 Performance RSUs and 2010 Senior Performance RSUs granted under the 2009 Long-Term Equity Incentive Plan, the Partners Plan and the Senior Partners Plan, respectively. RSUs, Performance RSUs and Senior Performance RSUs granted under the 2009 Long-Term Equity Incentive Plan, the Partners Plan and the Senior Partners Plan do not pay dividends.

The amounts shown represent the total grant date fair values of the grants of 2010 Performance and Senior Performance RSUs that will be earned by the named executive for performance at the target level under the Partners and Senior Partners Plans for 2010. The total grant date fair values of the 2010 Performance and Senior Performance RSUs that are actually earned by the named executives may be different depending on performance under the Partners and Senior Partners Plans for 2010 and Performance and Senior Performance RSUs will be forfeited if performance falls below the threshold level.

EXERCISES AND HOLDINGS OF PREVIOUSLY AWARDED EQUITY

Outstanding Equity Awards at December 31, 2010

Equity-based awards held at the end of 2010 by each of the named executives were issued under the 2009 Long Term Equity Incentive Plan, Partners Plan, Senior Partners Plan, 2003 Stock Incentive Plan and 2000 Stock Option Plan.

Year-End Holdings. The following table sets forth outstanding equity-based awards held by each of the named executives as of December 31, 2010.

Outstanding Equity Awards at December 31, 2010

| | | Option Awards(1) | | | | | Stock Awards | | | |
| | | | | | | | Unvested (No Longer Subject To Performance Conditions) | | Unvested and Subject to Performance Conditions under Equity Incentive Plans | |
Name	Year Granted	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Plan(2)	Number of Shares or Units That Have Not Vested	Market Value of Shares or Units That Have Not Vested(3)	Equity Incentive Plan Awards: Number of Shares or Units That Have Not Vested	Equity Incentive Plan Awards: Market Value of Shares or Units That Have Not Vested(3)
Robert F. Orlich	2010	0	0	$ —						
	2009	0	0	$ —		2010-RSU	43,000	$2,219,660	0	$ 0
	2008	56,250	18,750	$68.60	2/21/2018	2009-RSU	40,000	$2,084,400	0	$ 0
	2007	60,000	0	$64.31	2/9/2017	2006-PP	12,240	$ 637,826	0	$ 0
	2006	0	0	$ —		2007-PP	20,957	$1,092,069	0	$ 0
	2005	60,000	0	$69.95	11/30/2015	2008-PP	23,965	$1,248,816	0	$ 0
	2004	50,000	0	$60.34	12/2/2014	2009-PP	55,500	$2,864,910	0	$ 0
	Dec. 2003	62,500	0	$62.07	12/4/2013	2010-PP	0	$ 0	41,000	$2,116,420
	March 2003	62,500	0	$52.68	3/24/2013	2006-SPP	21,552	$1,123,075	0	$ 0
	2002	62,500	0	$55.70	12/5/2012	2007-SPP	26,717	$1,392,223	0	$ 0
	2001	50,000	0	$72.79	12/3/2011	2008-SPP	24,222	$1,250,340	0	$ 0
						2009-SPP	0	$ 0	30,000	$1,563,300
						2010-SPP	0	$ 0	33,000	$1,703,460
Steven S. Skalicky	2010	0	0	$ —						
	2009	0	0	$ —						
	2008	18,750	6,250	$68.60	2/21/2018	2010-RSU	16,500	$ 851,730	0	$ 0
	2007	30,000	0	$64.31	2/9/2017	2009-RSU	14,500	$ 775,595	0	$ 0
	2006	0	0	$ —		2006-PP	5,595	$ 291,555	0	$ 0
	2005	40,000	0	$69.95	11/30/2015	2007-PP	8,586	$ 447,416	0	$ 0
	2004	32,000	0	$60.34	12/2/2014	2008-PP	9,327	$ 486,030	0	$ 0
	Dec. 2003	25,000	0	$62.07	12/4/2013	2009-PP	21,000	$1,084,020	0	$ 0
	March 2003	18,750	0	$52.68	3/24/2013	2010-PP	0	$ 0	14,500	$ 748,490
	2002	18,750	0	$55.70	12/5/2012	2007-SPP	5,343	$ 278,424	0	$ 0
	2001	15,625	0	$72.79	12/3/2011	2008-SPP	5,652	$ 291,756	0	$ 0
						2009-SPP	0	$ 0	7,000	$ 364,770
						2010-SPP	0	$ 0	7,500	$ 387,150
Paul A. Bonny	2010	0	0	$ —						
	2009	0	0	$ —						
	2008	18,749	6,251	$68.60	2/21/2018	2010-RSU	16,500	$ 851,730	0	$ 0
	2007	30,000	0	$64.31	2/9/2017	2009-RSU	14,500	$ 755,595	0	$ 0
	2006	0	0	$ —		2006-PP	5,265	$ 274,359	0	$ 0
	2005	40,000	0	$69.95	11/30/2015	2007-PP	8,080	$ 421,049	0	$ 0
	2004	32,000	0	$60.34	12/2/2014	2008-PP	9,068	$ 472,533	0	$ 0
	Dec. 2003	25,000	0	$62.07	12/4/2013	2009-PP	0	$ 0	13,500	$ 703,485
	March 2003	18,750	0	$52.68	3/24/2013	2010-PP	0	$ 0	14,500	$ 748,490
	2002	18,750	0	$55.70	12/5/2012	2007-SPP	5,343	$ 278,424	0	$ 0
	2001	15,625	0	$72.79	12/3/2011	2008-SPP	0	$ 0	3,400	$ 177,174
						2009-SPP	0	$ 0	7,000	$ 364,770
						2010-SPP	0	$ 0	7,500	$ 387,150

| | | Option Awards(1) | | | | | Stock Awards | | | |
| | | | | | | | Unvested (No Longer Subject To Performance Conditions) | | Unvested and Subject to Performance Conditions under Equity Incentive Plans | |
Name	Year Granted	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Plan(2)	Number of Shares or Units That Have Not Vested	Market Value of Shares or Units That Have Not Vested(3)	Equity Incentive Plan Awards: Number of Shares or Units That Have Not Vested	Equity Incentive Plan Awards: Market Value of Shares or Units That Have Not Vested(3)
Javier E. Vijil	2010	0	0	$ —						
	2009	0	0	$ —						
	2008	18,750	6,250	$68.60	2/21/2018	2010-RSU	16,500	$ 851,730	0	$ 0
	2007	30,000	0	$64.31	2/9/2017	2009-RSU	14,500	$ 755,595	0	$ 0
	2006	0	0	$ —		2006-PP	5,265	$ 274,359	0	$ 0
	2005	40,000	0	$69.95	11/30/2015	2007-PP	8,080	$ 421,049	0	$ 0
	2004	32,000	0	$60.34	12/2/2014	2008-PP	8,550	$ 445,541	0	$ 0
	Dec. 2003	25,000	0	$62.07	12/4/2013	2009-PP	19,500	$1,006,590	0	$ 0
	March 2003	18,750	0	$52.68	3/24/2013	2010-PP	0	$ 0	13,500	$ 696,870
	2002	18,750	0	$55.70	12/5/2012	2007-SPP	5,343	$ 278,424	0	$ 0
	2001	15,625	0	$72.79	12/3/2011	2008-SPP	5,167	$ 266,721	0	$ 0
						2009-SPP	0	$ 0	6,300	$ 328,293
						2010-SPP	0	$ 0	6,500	$ 335,530
Michael C. Sapnar	2010	0	0	$ 0.00						
	2009	0	0	$ 0.00						
	2008	22,500	7,500	$68.60	2/21/2018	2010-RSU	19,500	$1,006,590	0	$ 0
	2007	35,000	0	$64.31	2/9/2017	2009-RSU	17,500	$ 911,925	0	$ 0
	2006	0	0	$ —		2006-PP	4,605	$ 239,967	0	$ 0
	2005	14,000	0	$69.95	11/30/2015	2007-PP	7,072	$ 368,522	0	$ 0
	2004	16,000	0	$60.34	12/2/2014	2008-PP	9,068	$ 472,533	0	$ 0
	Dec. 2003	12,500	0	$62.07	12/4/2013	2009-PP	21,000	$1,084,020	0	$ 0
	March 2003	6,250	0	$52.68	3/24/2013	2010-PP	0	$ 0	14,500	$ 748,490
	2002	6,250	0	$55.70	12/5/2012	2007-SPP	5,343	$ 278,424	0	$ 0
	2001	3,437	0	$72.79	12/3/2011	2008-SPP	5,490	$ 283,394	0	$ 0
						2009-SPP	0	$ 0	7,000	$ 364,770
						2010-SPP	0	$ 0	7,500	$ 387,150

(1) All options granted have four-year pro-rata annual vesting schedules from the date of grant and an exercise price equal to closing sale price on the New York Stock Exchange on the date of grant.

(2) Outstanding earned 2006 and 2007 Performance RSUs (2006 PP and 2007 PP) will vest in equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. Outstanding earned 2006 and 2007 Senior Performance RSUs (2006 SPP and 2007 SPP) will vest in equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. 50% of the 2006 PP and 2006 SPP vested on January 1, 2010. 50% of the 2007 PP and 2007 SPP vested on January 1, 2011. Outstanding earned 2008 and 2009 Performance RSUs (2008 PP and 2009 PP) will vest in equal installments promptly after the third and fourth anniversaries of the first day of the performance period. Outstanding earned 2008 Senior Performance RSUs (2008 SPP) will vest in equal installments promptly after the third anniversaries of the first day of the performance period. Outstanding 2009 and 2010 Senior Performance RSUs (2009 SPP and 2010 SPP) and 2010 Performance RSUs (2010 PP) are unearned. Any unvested awards generally will be forfeited if the participant ceases employment with TRH. For more information, see "2010 Grants of Plan-Based Awards." TRH uses January 1 as the first day of all the performance periods referred to above.

The number and market value of unearned awards under the Partners Plan and Senior Partners Plan are presented as if the relevant performance conditions have been satisfied at the target level. This assumption is for illustration only, and depending on future performance under the Partners Plan and Senior Partners Plan, the conditions may be satisfied at a lower level or not at all.

(3) Based on TRH's closing sale price on December 31, 2010 of $51.62 per share.

Option Exercises During 2010

The following table sets forth the amounts realized by each of the named executives as a result of the exercise of options in 2010.

2010 Option Exercises

| | Option Awards Exercised in 2010 | |
| | Number of Shares | Value Realized(1) |
Name		
Robert F. Orlich	56,249	$33,187
Steven S. Skalicky	2,450	$11,062
Paul A. Bonny	18,749	$11,062
Javier E. Vijil	8,749	$ 5,162
Michael C. Sapnar	0	$ 0

(1) Aggregate sale price of shares of TRH common stock underlying options exercised at time of exercise less aggregate exercise price of options.

Post-Employment Compensation

Pension Benefits

In 2009, TRH provided its domestic employees and certain non-citizens working in the United States pension benefits through qualified and nonqualified defined benefit plans sponsored by AIG. Participants whose benefit was restricted from being paid from the tax-qualified AIG Retirement Plan (the "AIG Retirement Plan") due to Internal Revenue Code limits on compensation and benefits were eligible to participate in an AIG Excess Retirement Income Plan (the "AIG Excess Plan"). Participants, including the named executives except for Mr. Bonny, received benefit accruals under the AIG Retirement Plan and under the AIG Excess Plan in 2009. Effective January 1, 2010, TRH ceased participation in the AIG Retirement Plan and AIG Excess Plan and established its own tax-qualified and excess defined benefit plans which are mirrors of the respective AIG plans (referred to below as the "new TRH frozen plans"). In addition, the AIG Retirement Plan completed the transfer of all plan assets and liabilities in 2011 to the new tax-qualified TRH defined benefit plan ("TRH Frozen Pension Plan") with respect to benefits of TRH participants accrued under the AIG plan through December 31, 2009. The benefits under the new TRH frozen plans are frozen as of December 31, 2009 and thus participants in the new TRH frozen plans will not accrue further benefits under the TRH frozen plans. Nor will they accrue further benefits under the AIG plans after such date. The new TRH frozen plans are closed to any employee who was not a participant in the AIG Retirement Plan or AIG Excess Plan on December 31, 2009.

As of January 1, 2010, benefits accrued by TRH participants under the AIG Excess Plan will be paid through the new TRH Frozen Excess Pension Plan ("TRH Frozen Excess Plan"). The design of the AIG and TRH plans, including the benefit formula, vesting provisions and definitions, are identical, except that no benefits will accrue under the TRH Frozen Excess Plan after December 31, 2009. Like the AIG Excess Plan, the TRH Frozen Excess Plan provides a benefit equal to the portion of the benefit that is not permitted to be paid from the TRH Frozen Pension Plan due to Internal Revenue Code limits on compensation and benefits. The TRH Frozen Pension Plan and TRH Frozen Excess Plan benefit formula varies depending on years of service credited and on average final salary. The formula ranges from 0.925 percent to 1.75 percent times average final salary for each year of credited service up to 44 years and 1.25 percent to 1.75 percent times average final salary for each year of credit service accrued prior to April 1, 1985 up to 40 years. For participants who retire after the normal retirement age of 65, the retirement benefit is equal to the greater of the benefit determined using the formula described above or the benefit that the participants could have received upon retirement at age 65, actuarially increased to reflect the later benefit commencement date. Because the new TRH frozen plans are frozen as of December 31, 2009, no additional compensation or service will be credited to participants after that date, except for vesting and early retirement purposes.

For purposes of the domestic TRH defined benefit plans, average final salary is the average pensionable salary of a participant during those three consecutive years in the last ten years of credited service that afford the highest such average, or during all of the years of credited service if less than three years. Average final salary includes the regular salary paid by TRH and its subsidiaries and does not include amounts attributable to overtime pay, quarterly bonuses, annual cash bonuses or long-term incentive awards.

The TRC Group SIPP was set up as part of the separation and transition from AIG and offers the same level of benefits to all UK employees regardless of age and service as the previous defined contribution plan at AIG. TRC Group SIPP comprises a 9% core contribution of a participant's pensionable salary, plus matching by TRH of additional contributions, up to 4%, on a one-to-one basis. Participants who were employed on June 1, 2007 and had 4 years and 10 months of pensionable service were grandfathered and continue to receive additional loyalty and age-based percentages. Mr. Bonny receives an additional 5% of grandfathered benefits, which is comprised of 3% for loyalty and 2% for age.

Over the course of 2009 and 2010, legislation was introduced, effective for the 2011-12 tax year, that maintained the cap on the annual allowance for tax relief on pension contributions at £255,000 for the 2010-11 tax year, but then reduced the annual cap to £50,000 for the 2011-12 tax year. As part of this change, anti-forestalling rules were introduced to prevent large additional contributions to pensions before the 2011-12 tax year.

Additionally, from April 6, 2011 to September 30, 2011, the default retirement age will be phased out. Employers wishing to retire employees will have to justify this, in order to avoid age discrimination and unfair dismissal claims. At retirement, the value of a participant's account under the TRC Group SIPP may be used to purchase an annuity for the participant. A portion of the account value may also be taken as a tax-free lump sum, subject to limits set out by Her Majesty's Revenue and Customs.

Early retirement benefits. The TRH defined benefit plans provide for reduced early retirement benefits. These benefits are available to participants in the TRH Frozen Pension Plan who have reached age 55 and have 10 or more years of credited service. The TRH Frozen Excess Plan provides reduced early retirement benefits to participants who have reached age 60 and have five or more years of service or unless the Committee or Board overseeing the plan determines otherwise in its sole discretion to provide such benefits to participants after attaining age 55 with 10 or more years of credited service.

In the case of early retirement, participants in the TRH Frozen Pension Plan and the TRH Frozen Excess Plan will receive the plan formula benefit projected to normal retirement at age 65 (using average final salary as of the date of early retirement), but prorated based on years of actual service, then reduced by 3 percent for each year that retirement precedes age 65 for participants who have reached age 60 and have 30 or more years of credited service; reduced by 4 percent for each year that retirement precedes age 65 for participants who have reached age 60 and have at least 25 but fewer than 30 years of credited service; and reduced by 5 percent for each year that retirement precedes age 65 for all other participants.

Participants in the TRH Frozen Pension Plan with at least 10 years of continuous service with AIG, TRH and affiliates have a reduced vested retirement allowance pursuant to which, in the case of termination of employment prior to reaching age 55, such participants may elect to receive the reduced early retirement benefit commencing at any date between age 55 and age 65 and reduced by an additional $\frac{1}{15}$ for each of the first five years, and $\frac{1}{30}$ for each of the next five years, by which such commencement precedes age 65. Participants in the TRH Frozen Pension Plan may choose to receive a lump sum payment upon normal or early retirement provided that the lump sum value of their benefit is less than $10,000.

Death and disability benefits. The TRH Frozen Pension Plan and the TRH Frozen Excess Plan each provides for death and disability benefits for married participants and participants in the UK ("UK participants") with nominated beneficiaries. With regard to named executive officers, the TRH Frozen Pension Plan provides a death benefit to active employees who are married or are UK participants with nominated beneficiaries and who die before age 65 equal to 50 percent of the benefit the participant would have received if he had terminated employment on his date of death, survived until his earliest retirement date and elected a 50 percent joint and survivor annuity. If a married or UK participant dies while actively employed on or after age 65, the TRH Frozen Pension Plan provides a death benefit equal to the amount that would have been paid if the participant had a 100 percent joint and survivor annuity in effect on his or her date of death. The TRH Frozen Excess Plan provides death benefits equal to the death benefits under the tax-qualified plan if such benefits were calculated without giving effect to the limitations imposed by the Internal Revenue Code, reduced by the death benefits actually payable under the tax-qualified plan.

In the case of permanent disability, a participant generally may receive a benefit based on average final salary and years of credited service that is payable after the participant ceases to receive payments under TRH's long-term disability plan at age 65. Under the AIG Retirement Plan and the AIG Excess Plan for periods prior to January 1, 2010, participants continue to accrue years of credited service up to December 31, 2009 while receiving payments under TRH's long-term disability plan before reaching age 65.

As with other retirement benefits, in the case of death and disability benefits, the formula benefit under the TRH Frozen Excess Plan is reduced by amounts payable under the TRH Frozen Pension Plan.

Effective January 1, 2010, TRH established two new defined contribution plans that cover TRH employees who were covered by the qualified and nonqualified AIG plans in which TRH participated prior to such date, as well as new employees hired on or after January 1, 2010. Under the new tax-qualified TRH defined contribution plan (the "TRH Target Benefit Plan"), participants will receive an annual contribution that is intended to be of comparable economic value to the annual benefit a participant would accrue under the AIG Retirement Plan taking into account any prior and future pensionable compensation and credited service with TRH and participating affiliates. TRH has also established the TRH Excess Target Benefit Plan to cover employees whose annual contribution is limited under the TRH Target Benefit Plan due to Internal Revenue Code limits on eligible compensation and "annual additions" to a participant's plan account. To receive a contribution for the full plan year, participants must be employed on December 31 of a plan year. The first contributions to the plans were made in the first quarter of 2011 for the 2010 plan year. Participants who retire, die or become disabled during a plan year receive a prorated contribution based on completed service as of the date of such event. A participant's benefit under these new TRH defined contribution plans is based solely on the annual contributions to the participant's plan account, adjusted for any investment gains and losses. Participants are required to direct the investment of their plan account balances. Upon termination of employment, a participant can receive his or her plan account balance in the form of a lump sum. Under the TRH Target Benefit Plan, participants become vested upon the completion of three years of service with TRH or its affiliates and under the TRH Excess Target Benefit Plan, a participant is vested upon the earliest of attainment of age 65, attainment of age 60 and the completion of five years of service, or attainment of age 55 and the completion of 10 years of service with TRH's approval.

The following table details the accumulated benefits under the defined benefit plans in which each named executive participates.

2010 Pension Benefits

Name	Plan Name	Years of Credited Service	Present Value of Accumulated Benefit	Payments During 2010
Robert F. Orlich	TRH Frozen Pension Plan	23.167	$ 667,940	$0
	TRH Frozen Excess Plan	23.167	$2,278,547	$0
Steven S. Skalicky	TRH Frozen Pension Plan	23.417	$ 635,794	$0
	TRH Frozen Excess Plan	23.417	$1,251,905	$0
Paul A. Bonny	TRH Frozen Pension Plan	0	$ 0	$0
	TRH Frozen Excess Plan	0	$ 0	$0
Javier E. Vijil	TRH Frozen Pension Plan	15.917	$ 350,928	$0
	TRH Frozen Excess Plan	15.917	$ 621,667	$0
Michael C. Sapnar	TRH Frozen Pension Plan	14.417	$ 170,962	$0
	TRH Frozen Excess Plan	14.417	$ 261,634	$0

(1) The named executives had the following years of service with TRH as of December 31, 2009: Orlich—24.0; Skalicky—24.3; Vijil—16.7; and Sapnar—15.2. Messrs. Orlich, Skalicky, Vijil and Sapnar have fewer years of credited service than actual service under the tax-qualified retirement plan and the Excess Retirement Income Plan because participants must have waited 6 months after commencing employment before enrolling in those plans. Mr. Bonny does not participate in the tax-qualified retirement plan or the TRH Frozen Excess Plan as he participated in the AIG Retirement Savings Plan in the United Kingdom and, following the transition from that plan in 2009, in the TRC Group SIPP.

(2) The actuarial present values of the accumulated benefits are based on service and earnings as of December 31, 2009 but using a determination date of December 31, 2010 (the pension plan measurement date for purposes of TRH's financial statement reporting). The actuarial present values of the accumulated benefits under the tax-qualified retirement plan and the Excess Retirement Income Plan are calculated based on payment of a life annuity beginning at age 65.

Potential Payments on Termination

TRH provides only limited termination entitlements. TRH has not entered into employment agreements other than in connection with acquisitions and new hires, and none of the named executives have employment agreements other than as previously disclosed with respect to the retention bonus program and a 2005 Long-Term Cash Award Agreement entered into with Mr. Orlich.

TRH Executive Severance Plan. In 2008, the Board adopted the TRH ESP as a replacement for the AIG severance plan that previously covered select executive officers of TRH.

Severance benefits. Under the TRH ESP severance protection is provided to senior executives who participate in the Partners or Senior Partners Plan. Upon a termination by the Company without "Cause" (as defined in the TRH ESP), by the Executive for Good Reason (as defined in the TRH ESP), or due to the death or disability of the Executive, in addition to accrued wages and expense reimbursement, eligible employees will be entitled to receive the following each month during the Severance Period (30 months for the CEO and 24 months for the other named executive officers):

• Severance in an amount equal to one-twelfth the sum of: (i) the participant's annual base salary in the year of termination, (ii) any supplemental or quarterly cash bonus payable to such participant in respect of the year of termination, and (iii) the average of the participant's annual cash bonus awards earned and paid with respect to the three most recently completed fiscal years;

- Continued vesting of restricted stock units, earned but unvested performance restricted stock units and options as though there had been no termination of employment;

- Continued participation in the Company's health plan at active employee rates and continued service credit for eligibility and company contribution levels for purposes of the retiree health plan;

- Continued vesting and accrual of additional non-qualified pension credits; and

- Continued life insurance and retiree health plan coverage at active employee rates including continued service credit for eligibility and company contribution levels in such plans.

Restrictive covenants. Prior to receiving any severance payments, eligible employees will be required to execute a general release of claims that also contains the following restrictions that, except as noted, apply at all times following termination:

- Each participant is generally prohibited from (i) engaging in, being employed by, rendering services to or acquiring financial interests in any business that is competitive with TRH, (ii) interfering with TRH's business relationships with customers, suppliers, or consultants, or (iii) soliciting or hiring certain key employees of TRH. These restrictions apply for the earlier of one year after termination or the length of the Severance Period.

- Each participant will not disclose TRH's confidential information.

Quantification of Termination Payments and Benefits. The following table details the payments and benefits that each of the named executives would be provided if he had been terminated on December 31, 2010 under the circumstances indicated.

Termination Payments & Benefits

Name	Severance(1)	Excess Target Benefit Plan(2)	Retiree Medical and Life Insurance(3)	Pensions Plan Credit(4)	Unvested Options(5)	Unvested Stock Awards(6)	Total
Robert F. Orlich							
By TRH for "Cause"	$ —	$ —	$ —	$104,124	$—	$ —	$ 104,124
By Executive w/o Good Reason	$ —	$ —	$ —	$104,124	$—	$ —	$ 104,124
By Executive with Good Reason	$5,339,583	$342,206	$54,912	$249,171	$—	$ 8,854,637	$14,840,509
By TRH without "Cause"	$5,339,583	$342,206	$54,912	$249,171	$—	$ 8,854,637	$14,840,509
Death	$ —	$ —	$ —	$ —	$—	$15,628,471	$15,628,471
Disability	$ —	$ —	$ —	$ —	$—	$15,628,471	$15,628,471
Steven S. Skalicky							
By TRH for "Cause"	$ —	$ —	$ —	$110,122	$—	$ —	$ 110,122
By Executive w/o Good Reason	$ —	$ —	$ —	$110,122	$—	$ —	$ 110,122
By Executive with Good Reason	$2,541,333	$312,926	$45,088	$207,304	$—	$ 1,733,864	$ 4,840,515
By TRH without "Cause"	$2,541,333	$312,926	$45,088	$207,304	$—	$ 1,733,864	$ 4,840,515
Death	$ —	$ —	$ —	$ —	$—	$ 5,065,058	$ 5,065,058
Disability	$ —	$ —	$ —	$ —	$—	$ 5,065,058	$ 5,065,058
Paul A. Bonny							
By TRH for "Cause"	$ —	$ —	$ —	$ —	$—	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$—	$ —	$ —
By Executive with Good Reason	$2,257,797	$ —	$30,639	$218,994	$—	$ 1,698,917	$ 4,206,347
By TRH without "Cause"	$2,257,797	$ —	$30,639	$218,994	$—	$ 1,698,917	$ 4,206,347
Death	$ —	$ —	$ —	$ —	$—	$ 4,969,974	$ 4,969,974
Disability	$ —	$ —	$ —	$ —	$—	$ 4,969,974	$ 4,969,974
Javier E. Vijil							
By TRH for "Cause"	$ —	$ —	$ —	$ 69,172	$—	$ —	$ 69,172
By Executive w/o Good Reason	$ —	$ —	$ —	$ 69,172	$—	$ —	$ 69,172
By Executive with Good Reason	$2,276,733	$230,790	$32,534	$143,252	$—	$ 1,672,178	$ 4,355,487
By TRH without "Cause"	$2,276,733	$230,790	$32,534	$143,252	$—	$ 1,672,178	$ 4,355,487
Death	$ —	$ —	$ —	$ —	$—	$ 4,820,740	$ 4,820,740
Disability	$ —	$ —	$ —	$ —	$—	$ 4,820,740	$ 4,820,740
Michael C. Sapnar							
By TRH for "Cause"	$ —	$ —	$ —	$ —	$—	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$—	$ —	$ —
By Executive with Good Reason	$2,228,933	$ —	$30,108	$ —	$—	$ 1,810,752	$ 4,069,793
By TRH without "Cause"	$2,228,933	$ —	$30,108	$ —	$—	$ 1,810,752	$ 4,069,793
Death	$ —	$ —	$ —	$ —	$—	$ 5,249,393	$ 5,249,393
Disability	$ —	$ —	$ —	$ —	$—	$ 5,249,393	$ 5,249,393

(1) Severance is generally payable in equal installments over 30 months for Mr. Orlich and over 24 months for the other named executives.

In the case of termination on death or disability, payments are based on continuation of salary and would be paid in accordance with TRH's customary compensation practices at the time.

(2) These amounts represent the enhancements in value to the named executives under the TRH Excess Target Benefit Plan due to the enhanced benefits provided under the Executive Severance Plan if the executive were terminated without "Cause" or the executive terminates with Good Reason. If Messrs. Orlich, Skalicky or Vijil were terminated by TRH for "Cause" or by the executive without Good Reason, they would not be entitled to an enhanced benefit under the TRH Excess Target Benefit Plan.

Under the TRH Excess Target Benefit Plan, accrued benefits are forfeitable at termination of employment unless a participant has attained age 60 and has completed at least five years of service or has attained age 55, has completed at least 10 years of service and the Company consents to vest the participant's benefit. The plan provides annual allocations to participants who are employed on

December 31st of a plan year. A partial year allocation is provided to participants who die, become disabled or retire early prior to December 31st.

If Mr. Orlich or Mr. Skalicky had terminated his employment for Good Reason or been terminated by TRH without "Cause," they would have been entitled to an enhanced benefit under the TRH Excess Target Benefit Plan based on additional age and service credit provided by the Executive Severance Plan since both Mr. Orlich and Mr. Skalicky have reached age 60, with more than 5 years of credited service. If Mr. Vijil had been terminated for Good Reason or been terminated by TRH without "Cause," he would have been entitled to an enhanced benefit under the TRH Excess Target Benefit Plan based on the additional age and service credit provided by the Executive Severance Plan, but only with TRH's consent.

(3) These amounts represent the cost to TRH of continued health and life insurance coverage following termination. Where provided, health and life insurance coverage is 30 months for Mr. Orlich and 24 months for the other named executives. The benefit continuation would cease on the named executives becoming eligible for equivalent benefits from a new employer. The named executives or their estates may receive health and life insurance benefits upon death or disability only to the extent that they are generally available to all salaried employees.

(4) These amounts represent the enhancements in value, if any, of benefits to the named executives under TRH's pension plans in the event of early retirement, death or disability. Because the named executives have not reached age 65 as of December 31, 2010, they would not have been entitled to receive payments under the TRH Frozen Excess Plan in the case of early retirement as indicated in the following paragraph, which would have resulted in a decrease in the present value of their total pension benefits.

Under the TRH Frozen Excess Plan, a participant is entitled to early retirement benefits upon attainment of age 60 with at least five years of credited service or upon the attainment of age 55 with at least 10 years of credited service, provided TRH consents in the latter case. If Messrs. Orlich, Skalicky or Vijil were terminated by TRH for "Cause" or by the executive without Good Reason, they would not be entitled to an enhanced benefit under the TRH Frozen Excess Plan.

If Mr. Orlich or Mr. Skalicky had terminated his employment for Good Reason or been terminated by TRH without "Cause," they would have been entitled to an enhanced benefit under the TRH Frozen Excess Plan based on additional age and service credit provided by the Executive Severance Plan since both Mr. Orlich and Mr. Skalicky have reached age 60, with more than 5 years of credited service. If Mr. Vijil had been terminated for Good Reason or been terminated by TRH without "Cause," he would have been entitled to an enhanced benefit under the TRH Frozen Excess Plan based on the additional age and service credit provided by the Executive Severance Plan, but only with TRH's consent.

The amount for Messrs. Orlich, Skalicky, Vijil and Sapnar for termination by TRH without "Cause" or by the executive with Good Reason is equal to the increase in the present value as of December 31, 2010 of the named executives respective total pension benefits, calculated using the same assumptions described in "Post-Employment Compensation—Pension Benefits." The amount for Mr. Bonny for termination by TRH without "Cause" or by the executive with Good Reason represents the cost to TRH of continued pension contributions following termination.

(5) Represents the difference between the total market value (based on the closing sale price of $51.62 on December 31, 2010) of TRH shares underlying options that become vested and exercisable on termination and the total exercise price of these options. Option holdings at the end of 2010 are detailed in the Outstanding Equity Awards at December 31, 2010 table.

(6) Represents a pro rata amount of any 2006, 2007, 2008, 2009 and 2010 Performance RSUs actually earned and vested through the Severance Period. For purposes of providing an estimate, the amount

assumes that TRH achieves target performance under the Partners Plan for the 2010-2011 performance period and the Senior Partners Plan for the 2009-2011 and 2010-2012 performance periods. The benefit provided under the 2006-2007 Partners Plan is calculated at the maximum performance level as a result of the performance achieved in the 2006-2007 measurement period. The benefit provided under the 2007-2008 Partners Plan is calculated at 115.1 percent of the target level, the benefit provided under the 2008-2009 Partners Plan is calculated at 129.5 percent of the target level, the benefit provided under the 2009-2010 Partners Plan is calculated at 150 percent of the target level, the benefit provided under the 2006-2008 Senior Partners Plan is calculated at 179.6 percent of the target level, the benefit provided under the 2007-2009 Senior Partners Plan is calculated at 178.1 percent of the target level and the benefit provided under the 2008-2010 Senior Partners Plan is calculated at 161.5 percent of the target level as a result of the performance achieved in their respective measurement periods.

In the event of a change-in-control of TRH, payments for unvested stock awards for terminations by the executive with Good Reason and by TRH without "Cause" at December 31, 2010 would have been as follows: Mr. Orlich $17,508,317; Mr. Skalicky $5,565,410; Mr. Bonny $5,470,326; Mr. Vijil $5,274,480; and Mr. Sapnar $5,749,745.

Non-Qualified Deferred Compensation Table for 2010

Name	Executive Contributions in Last FY(1)	Company Contributions in Last FY(2)	Aggregate Earnings/(Loss) in Last FY(3)	Aggregate Withdrawals/ Distributions in Last FY(4)	Aggregate Balance at Last FYE(5)
Robert F. Orlich	$0	$314,195	$0	$0	$314,195
Steven S. Skalicky	$0	$121,747	$0	$0	$121,747
Paul A. Bonny(6)	$0	$ 0	$0	$0	$ 0
Javier E. Vijil	$0	$ 58,011	$0	$0	$ 58,011
Michael C. Sapnar	$0	$ 23,781	$0	$0	$ 23,781

(1) Executives are not permitted to elect to defer any portion of their compensation under the plan.

(2) Amounts shown represent unfunded amounts allocated to the executive's plan account under the TRH Excess Target Benefit Plan as of December 31, 2010. These amounts are also reported in the All Other Compensation column of the Summary Compensation Table.

(3) Executives in the TRH Excess Target Benefit Plan may direct the investment of amounts allocated to their plan account into the plan's hypothetical investment funds. However, since 2010 was the first plan year and since plan allocations are determined following each December 31st, no hypothetical earnings or losses occurred in FY 2010.

(4) None for FY 2010 since 2010 was the first plan year and since plan allocations were determined following FYE 2010.

(5) Since 2010 was the first year of the plan, these amounts reflect the executive's 2010 allocation under the Excess Target Benefit Plan as of December 31, 2010 without any earnings or losses.

(6) Mr. Bonny does not participate in the TRH Target Benefit Plan or the TRH Excess Target Benefit Plan since these plans do not cover TRH's UK employees.

The material terms of the TRH Excess Target Benefit Plan are summarized below.

• The TRH Excess Target Benefit Plan provides benefits in excess of amounts permitted to be contributed under the TRH Target Benefit Plan due to the application of annual Internal Revenue Code limits on compensation and company contributions. The plan is unfunded and plan benefits are maintained as a plan account balance which is payable solely from company assets. There is no trust fund or other vehicle set aside to fund plan benefits.

- Eligibility to participate in the TRH Excess Target Benefit Plan is limited to employees who are eligible to participate in the TRH Target Benefit Plan but whose compensation or annual company contribution under that plan exceeds Internal Revenue Code compensation or annual plan account allocation limits for the plan year.

- Annual plan account allocations are determined each plan year based on the contribution formula used in the TRH Target Benefit Plan but without regard to annual Internal Revenue Code limits on the participant's compensation and company contributions. The annual unfunded allocation provided under the TRH Excess Target Benefit Plan is the difference between the total company contribution determined under the Target Benefit Plan formula without the above-mentioned Internal Revenue Code limits and the company contribution permitted under the TRH Target Benefit Plan.

- To receive an annual allocation, a participant must be employed on December 31st of the plan year. Participants who die, become disabled or retire early receive prorated allocations.

- Allocations under the TRH Excess Target Benefit Plan are forfeitable until the executive attains age 60 and completes at least five years of service or attains age 55 with at least 10 years of service and the company consents to vesting. Vesting also occurs if the executive dies or becomes disabled during employment.

- The TRH Excess Target Benefit Plan offers a range of hypothetical investment funds into which participants are permitted to direct the hypothetical investment of their plan account balances. The hypothetical investment funds have notional values based on the underlying market value of the related investment funds. The hypothetical investment funds are the same as the investment funds offered through the TRH Target Benefit Plan. These investment funds are generally mutual funds registered under the Investment Company Act of 1940.

- The plan benefit is the sum of all vested annual plan allocations adjusted for hypothetical earnings and losses.

- Distributions of vested plan account balances under the TRH Excess Target Benefit Plan are made in cash in one lump sum in accordance with Section 409A of the Internal Revenue Code.

Equity Compensation Plan Information

The following table provides summarized information with respect to equity compensation granted by TRH as of December 31, 2010 as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a))(3)
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Stock options	2,024,855	$63.00	
Service & performance RSUs(1)	2,054,816	—	
Total equity compensation plans approved by security holders	4,079,671	31.27	2,717,064
Equity compensation plan not approved by security holders	—	—	—
Total	4,079,671	$31.27	2,717,064

(1) Includes 8,335 vested but unissued RSUs.

(2) For purposes of calculating the total average weighted exercise price, service and performance RSUs are included at a zero exercise price. Excluding service and performance RSUs, the weighted average exercise price of all outstanding options, warrants and rights from equity compensation plans would be $63.00.

(3) The number of shares available for issuance by equity compensation plan consists of: 1,019,370 shares under the Transatlantic Holdings, Inc. 2009 Long Term Equity Incentive Plan; 53,733 shares under the Transatlantic Holdings, Inc. 2008 Non-Employee Directors' Stock Plan; 1,543,961 shares under the Transatlantic Holdings, Inc. 1990 Employee Stock Purchase Plan, as amended (to which there were 17,787 shares subject to purchase as of December 31, 2010); and 100,000 shares under the Transatlantic Holdings, Inc. 2010 U.K. Sharesave Plan (to which there were 4,500 shares subject to purchase as of December 31, 2010).

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the preparation, presentation and integrity of TRH's financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and expressing an opinion on the effectiveness of internal control over financial reporting. The independent registered public accounting firm has free access to the Audit Committee to discuss any matters they deem appropriate.

Committee Organization and Operation

The Audit Committee's function, as provided in the Audit Committee charter, is to assist the Board of Directors in its oversight of:

- The integrity of TRH's financial statements;

- TRH's internal control over financial reporting;

- TRH's compliance with legal and regulatory requirements;

- The independent accountants' qualifications, independence and performance; and

- The performance of TRH's internal audit function.

The Committee's charter is included with this proxy statement as Appendix B and it is available on TRH's website at www.transre.com by following the links to Investor Information and then to the Committee Charting section.

The Audit Committee held twelve meetings during 2010.

Independence. The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has determined that all members of the Committee are independent, as required by NYSE listing standards and SEC rules.

Expertise. The Board of Directors has also determined, on the recommendation of the Nominating and Corporate Governance Committee, that all members of the Committee are financially literate, as defined by NYSE listing standards, and that John G. Foos is an audit committee financial expert, as defined by SEC rules. The Board of Directors has designated Mr. Foos as the audit committee financial expert and, on the recommendation of the Nominating and Corporate Governance Committee, has determined that Mr. Foos has accounting or related financial management expertise, as defined by the NYSE listing standards. Although designated as an audit committee financial expert, Mr. Foos does not act as an accountant for TRH and, under SEC rules, is not an "expert" for purposes of the liability provisions of the Securities Act or for any other purpose. Under the Federal securities laws, Mr. Foos does not have any responsibilities or obligations in addition to those of the other Audit Committee members; for these purposes, all Audit Committee members have identical duties and responsibilities.

During 2010, Mr. Foos served as the Audit Committee Chairman.

Audited Financial Statements

In the performance of its oversight function, the Committee has considered and discussed the 2010 audited financial statements with management and PricewaterhouseCoopers LLP, including a discussion of the quality, and not just the acceptability, of TRH's critical accounting policies, the reasonableness of significant judgments, clarity of the disclosures and the condition of internal controls over financial reporting. The Committee has reviewed with the Director of Internal Audit and the PricewaterhouseCoopers LLP engagement team the scope and plans for their respective audits and has met with the Director of Internal Audit and senior engagement partner of PricewaterhouseCoopers LLP, with and without management present, to discuss audit results, their evaluations of TRH's internal controls and the overall quality of TRH's financial reporting. The Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by PCAOB AU 380A, "Communication with Audit Committees". Finally, the Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP's communications with the audit committee concerning independence, as currently in effect, and has discussed with PricewaterhouseCoopers LLP its independence.

Based upon the reports and discussion described in this report, the Audit Committee, in accordance with its responsibilities, recommended to the Board of Directors, and the Board approved, inclusion of the audited financial statements for the year ended December 31, 2010 in TRH's Annual Report on Form 10-K filed with the SEC.

Audit Committee

John G. Foos, Chairman
John L. McCarthy
Richard S. Press

II. RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee and the Board of Directors have approved the engagement of PricewaterhouseCoopers LLP as the independent registered public accounting firm of TRH for 2011. The firm, and its predecessors, has served as TRC's independent accountants since 1977 and TRH's since 1986. Representatives of the firm are expected to be present at the Annual Meeting with an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Ratification of the selection of the independent registered public accounting firm requires approval by a majority of the shares of TRH common stock present in person or represented by proxy at the annual meeting and entitled to vote at the meeting. Abstentions will have the effect of a vote against the proposal and broker non-votes will reduce the number of votes required to achieve a majority vote. Neither TRH's Certificate of Incorporation, as amended, nor its Amended and Restated By-Laws, require that the stockholders ratify the selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm. TRH's Board is requesting stockholder ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Board and the Audit Committee in their discretion may change the appointment at any time during the year if they determine that such change would be in the best interest of TRH and its stockholders.

Audit Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of TRH's annual financial statements for the fiscal years ended December 31, 2010 and 2009 and for the reviews of the financial statements included in TRH's Quarterly Reports on Form 10-Q for those fiscal years were $2,031,000 and $2,109,594, respectively.

Audit-Related Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for audit-related professional services for the fiscal years ended December 31, 2010 and 2009 were $0 and $0, respectively.

Tax Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional tax services for the fiscal years ended December 31, 2010 and 2009 were $54,800 and $112,252, respectively. These services were performed in connection with international tax review and compliance on behalf of the company and expatriate employees.

All Other Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for services rendered to TRH, other than the services described above under "Audit Fees", "Audit-Related Fees" and "Tax Fees," for the fiscal years ended December 31, 2010 and 2009 were $2,512 and $2,016, respectively. This fee was for TRH's use of Annual Statement preparation software.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by TRH's independent accountants (the "Policy") prior to the engagement of the independent registered public accounting firm with respect to such services.

Under the Policy, proposed services may be pre-approved on a periodic basis or individual engagements may be separately approved by the Audit Committee prior to the services being performed. In each case, the Audit Committee considers whether the provision of such services would impair the independent accountants' independence. All audit services, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP for 2010 were pre-approved by the Audit Committee.

Your Board of Directors recommends a vote "FOR" proposal 2, the ratification of the selection of PricewaterhouseCoopers LLP.

III. ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

As discussed in the Compensation Discussion and Analysis section of this proxy statement, TRH believes that the compensation policies and procedures strongly align the interests of TRH executives and stockholders. TRH encourages executives to focus on long-term performance with long-term incentives. Additionally, TRH focuses on sound risk management and appropriately rewards executives for performance. TRH's compensation policies and procedures are described in detail under Compensation Discussion and Analysis above.

The resolution set forth below, which is advisory and will not bind the Board of Directors, gives TRH stockholders the opportunity to vote to approve the compensation of our named executives as disclosed in this proxy statement. Although this vote is advisory and non-binding, the Committee will consider the outcome of the vote when considering future executive compensation arrangements. Consideration of this resolution is required pursuant to Section 14A of the Exchange Act and, as a matter of good corporate governance, TRH asks stockholders to consider the following resolution:

"RESOLVED, that the compensation paid to the named executive officers of Transatlantic Holdings, Inc. as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Summary Compensation Table, the Compensation Discussion and Analysis, the additional compensation tables and the accompanying narrative disclosure, is hereby approved on an advisory, non-binding basis."

The affirmative vote of a majority of shares of TRH common stock present in person or represented by proxy at the annual meeting and entitled to vote is required for advisory approval of the resolution regarding executive compensation, as described above. Abstentions will have the effect of a vote against the approval of the resolution and broker non-votes will reduce the number of votes required to achieve a majority vote.

Your Board of Directors recommends a vote "FOR" Proposal 3, the adoption of the resolution regarding executive compensation. Proxies will be voted "FOR" such approval, unless otherwise specified in the proxy.

IV. ADVISORY RECOMMENDATION ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

At this annual meeting, TRH stockholders have the opportunity to consider the frequency of future stockholder advisory votes on executive compensation, as disclosed pursuant to Item 402 of Regulation S-K. TRH stockholders may vote on a non-binding, advisory basis, to recommend that the stockholder advisory vote on executive compensation occur every 1, 2 or 3 years, or may abstain from voting on this proposal. The proposal regarding the frequency of stockholder advisory votes on executive compensation is also advisory and will not bind the Board. This advisory vote is required pursuant to Section 14A of the Exchange Act.

The Board recommends that TRH stockholders vote to recommend that the stockholder advisory vote on executive compensation occur every year. In determining this recommendation, the Board considered that an annual advisory vote on executive compensation will allow TRH stockholders to provide the Board with their direct input on our compensation philosophy, policies and practices each year.

The Board and the Compensation Committee value the opinions of the TRH stockholders and will take into account the outcome of this advisory vote in making a determination on the frequency at which advisory votes on executive compensation will be considered at our future annual meetings. The Board will consider the frequency receiving the greatest number of votes (every one, two or three years) to be the frequency recommended by stockholders. Abstentions and broker non-votes will have no effect on the vote.

Your Board of Directors recommends a vote for "ONE YEAR" on Proposal 4, the advisory recommendation on the frequency of future advisory votes on executive compensation.

V. STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

All suggestions from stockholders are given careful attention. Proposals intended to be presented at the 2012 Annual Meeting, and included in the proxy statement, should be sent to the TRH Corporate Secretary at 80 Pine Street, New York, New York 10005 and must be received by December 10, 2011. In addition, under TRH's Amended and Restated By-Laws, stockholders must comply with specified procedures to nominate directors or introduce an item of business at an annual meeting. Nominations or an item of business to be introduced at an annual meeting must be submitted in writing and received by TRH generally not less than 60 days nor more than 90 days in advance of the first anniversary of the preceding year's annual meeting. To be in proper written form, a stockholder's notice must contain the specific information required by TRH's Amended and Restated By-Laws. A copy of TRH's Amended and Restated By-Laws, which describes the advance notice procedures, can be obtained from the TRH Corporate Secretary.

VI. OTHER MATTERS

While management knows of no other issues, if any other matters properly come before the meeting, it is the intention of the persons named in the accompanying proxy form to vote the proxy in accordance with their judgment on such matters.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any other filing by TRH under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of this proxy statement entitled "Report of the Compensation Committee," "Report of the Audit Committee" (to the extent permitted by the rules of the Securities and Exchange Commission) and the appendices to the proxy statement shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

Important Notice Regarding Delivery of Stockholder Documents

In accordance with a notice sent to certain stockholders of TRH Common Stock who hold TRH Common Stock through a broker or otherwise through a nominee and who share a single address, only one copy of this Notice of Annual Meeting of Stockholders and proxy statement and TRH's 2010 Annual Report to Stockholders is being sent to that address unless TRH receives contrary instructions from any stockholder at that address. This practice, known as "householding", is designed to reduce printing and postage costs. However, if any stockholder residing at such address wishes to receive a separate copy of this Notice of Annual Meeting and proxy statement or TRH's Annual Report to Stockholders, he or she may contact Investor Relations at 80 Pine Street, New York, New York 10005, 212-365-2292 and TRH will deliver those documents to such stockholder promptly upon receiving the request. Any such stockholder may also contact Investor Relations if he or she would like to receive separate proxy materials and annual reports in the future. If a stockholder receives multiple copies of TRH's proxy materials and annual reports, he or she may request householding in the future by contacting TRH's Investor Relations.

Proxy Solicitation

TRH will bear the cost of this solicitation of proxies. Proxies may be solicited by mail, personal interview, telephone and facsimile transmission by directors, officers and regular employees of TRH and its subsidiaries without receiving additional compensation. TRH will reimburse brokers and others holding stock in their names, or in the names of nominees, for forwarding proxy materials to their principals.

TRANSATLANTIC HOLDINGS, INC.
DIRECTOR INDEPENDENCE STANDARDS
(Amended July 23, 2009)

Pursuant to the New York Stock Exchange ("NYSE") listing standards, a director having any of the following relationships shall be deemed to have a material relationship with TRH(1) and shall not be considered "independent":

- A director who is, or has been within the last three years, employed(2) by TRH or has an immediate family member(3) who is, or has been within the last three years, employed as an executive officer(4) of TRH.

- A director who has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from TRH, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not in any way contingent on continued service) and other than compensation received by an immediate family member as a non-executive employee of TRH.

- A director (A) who is, or has an immediate family member who is, a current partner of a firm that is TRH's internal or external auditor; (B) who is a current partner or employee of such a firm; (C) who has an immediate family member who is a current employee of such a firm and personally works on TRH's audit; or (D) who was, or has an immediate family member who was, within the last three years (but is no longer) a partner or employee of such a firm and personally worked on TRH's audit within that time.

- A director who is, or has been within the last three years, employed, or has an immediate family member who is, or has been within the last three years, employed, as an executive officer of another company where any of TRH's present executive officers at the same time serves or served on that company's compensation committee.

---

(1) "TRH" shall refer to Transatlantic Holdings, Inc. and its consolidated subsidiaries.

(2) Former employment as an interim Chairman or CEO or other executive officer shall not disqualify a director from being considered independent and compensation received by a director for former service as an interim Chairman or CEO or other executive officer does not need to be considered as a factor by the Board in determining independence under this test. Compensation received by an immediate family member for service as an employee of the listed company (other than an executive officer) need not be considered in determining independence under this test.

(3) "Immediate family member" includes a director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than a tenant or employee) who shares the director's home. When applying the relevant look-back provisions of the standards, persons who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated shall not be considered.

(4) "Executive officer" shall refer to such entity's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president of the entity in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions of such entity's parent or subsidiaries shall be deemed officers of such entity if they perform such policy-making functions for such entity.

- A director who is currently employed, or has an immediate family member currently employed as an executive officer, by a company that has made payments(5) to or received payments from TRH for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000 or 2% of the other company's consolidated gross revenues.

The following relationships and transactions shall not be deemed material for purposes of the NYSE listing standards. The fact that a particular relationship or transaction is not addressed by the below standards or exceeds the thresholds in these standards shall not create a presumption that the director is or is not "independent".

- A relationship arising solely from a director's status as an executive officer, employee or a greater than 10% equity owner of a company that has made payments to or received payments from TRH so long as the payments made or received during any of the last three fiscal years are not in excess of the greater of $1,000,000 or 2% of the other company's consolidated gross revenues for the fiscal year in which the payments were made (based on the company's most recently available financial statements).

- A relationship arising solely from a director's ownership of 10% or less of the equity interests in an entity that has a relationship or engages in a transaction with TRH.

- A relationship arising solely from a director's position as a director or advisory director (or similar position) of another for-profit corporation or organization that engages in a transaction with TRH or receives contributions from TRH.

- A relationship arising solely from a director's affiliation with a charitable organization as a director, advisory director (or in a similar capacity) or an executive officer that receives contributions from TRH, so long as such contributions (other than employee matching contributions) for a calendar year are not in excess of the greater of $1,000,000 or 2% of the charitable organization's consolidated gross revenues for the charitable organization's most recent fiscal year for which financial statements are publicly available.

- The ownership by a director of equity securities of TRH.

- Any other relationship or transaction that is not required to be disclosed pursuant to Item 404(a) of Regulation S-K of the Securities and Exchange Commission.

- The purchase of insurance, investment or other products or services from TRH, or the maintenance of a brokerage or similar account with TRH, in each case, so long as the relationship or transaction is entered into in the ordinary course of business and is on substantially the same terms as those prevailing at the time for similarly situated persons who are not directors of TRH.

- Any relationship or transaction with an immediate family member of a director that would fall within one of the preceding standards.

---

(5) Contributions to tax-exempt organizations are not considered payments under this test.

TRANSATLANTIC HOLDINGS, INC.
AUDIT COMMITTEE CHARTER
(Adopted July 23, 2009)

I. Purpose of the Audit Committee

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Transatlantic Holdings, Inc. ("TRH") assists the Board in its oversight of (i) the integrity of TRH's financial statements, (ii) TRH's compliance with legal and regulatory requirements, (iii) the qualifications, independence, and performance of TRH's independent auditor, and (iv) the performance of TRH's internal audit function.

II. Responsibilities

TRH's business is managed under the oversight of the Board and the various committees of the Board, including the Committee. The basic responsibility of the Committee is to exercise its business judgment in carrying out the responsibilities described in this Charter in a manner the Committee members reasonably believe to be in the best interest of TRH and its stockholders.

The planning and conduct of audits, the determination that TRH's financial statements are in all material respects complete, accurate, and prepared in accordance with generally accepted accounting principles ("GAAP") or statutory accounting principles, as the case may be, and the certification of TRH's financial statements are the responsibilities of management and the independent auditor.

III. Committee Membership

The Committee shall be comprised of at least three directors, each of whom shall serve at the pleasure of the Board and be "independent" under the rules of the Securities and Exchange Commission ("SEC"), the rules of the New York Stock Exchange, Inc. ("NYSE") and the TRH Director Independence Standards, and satisfy all other requirements for Committee membership of the NYSE and any other applicable law, rule or regulation. The Board shall appoint a chairperson of the Committee.

Each member of the Committee shall be financially literate. At least one member of the Committee shall have accounting or related financial management expertise. At least one member of the Committee shall be an "audit committee financial expert" as defined by SEC rules.

No Committee member shall simultaneously serve on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of that Committee member effectively to serve on the Committee.

Determinations of independence, audit committee financial expertise, financial literacy and accounting or related financial management expertise shall be made by the Board, in accordance with applicable law and regulation and SEC and NYSE standards.

IV. Organization

The Committee will meet either in person or telephonically at least once every fiscal quarter or more frequently as it deems necessary or appropriate to carry out its responsibilities. A majority of the members of the Committee shall constitute a quorum.

The chairperson of the Committee shall, in consultation with other Committee members, set the agenda for and preside at meetings of the Committee. The secretary of TRH or another designated individual shall record and keep minutes of all Committee meetings.

V. Relationship with Independent Auditor

A. The independent auditor for TRH is accountable to the Board and the Committee, as representatives of the stockholders. The Committee, in its capacity as a committee of the Board, shall be directly responsible for the appointment, termination (when appropriate), compensation, retention, and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) and any other registered public accounting firm retained for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for TRH, and the independent auditor shall report directly to the Committee.

B. The Committee shall discuss with the independent auditor, at least on an annual basis, the matters required to be discussed by (1) Statement on Auditing Standards No. 114, as it may be amended, relating to the conduct of the audit, and (2) Statement on Auditing Standards No. 100, as it may be amended ("SAS100"), relating to the conduct of a review of interim financial information.

C. The Committee shall review with the independent auditor the items as to which the independent auditor is required to report to the Committee pursuant to Section 10A(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any rules and regulations promulgated thereunder, as in effect from time to time. These include (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within GAAP that have been discussed with management; (3) the ramifications of the use of such alternative disclosures and treatment, (4) the treatment preferred by the independent auditor, and (5) other material written communications between the independent auditor and management.

D. The Committee shall review with the independent auditor (1) any management or internal control letter provided by the independent auditor and management's response to that letter, (2) a summary of the major audit reports issued by the internal auditor department and management's response thereto, (3) any accounting adjustments that were noted or proposed by the independent auditor, but were "passed" (as immaterial or otherwise), and (4) any communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement.

E. The Committee shall review with the independent auditor the responsibilities, budget, and staffing of TRH's internal audit function.

F. The Committee shall review with the independent auditor audit problems or difficulties encountered by the independent auditor in the course of its annual audit work and management's response, including any restrictions on the scope of the independent auditor's activities or access to required information, and any significant disagreements with management.

G. The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act.

H. As required by the NYSE, the Committee shall, at least annually, obtain and review a report by the independent auditor describing (1) the firm's internal quality-control procedures, (2) any material issues raised by (a) the most recent internal quality-control review (or peer review) of the firm or (b) any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (3) all relationships between the independent auditor and TRH, including the matters set forth in the letter provided by the independent auditor pursuant to Independence Standards Board Standard No. 1, to enable the Committee to assess the independent auditor's independence.

I. The independent auditor shall submit to the Committee annually a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent auditor: (1) the audit of TRH's annual financial statements and the reviews of the financial statements included in TRH's Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements; (2) assurance and related services not included in clause (1) that are reasonably related to the performance of the audit or review of TRH's financial statements, in the aggregate and by each service; (3) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (4) all other products and services rendered by the independent auditor, in the aggregate and by each service.

J. The Committee shall at least annually evaluate the qualifications, performance, and independence of the independent auditor, including the lead partner of the independent audit (in each case, in light of SEC and NYSE independence and other applicable standards then in effect). In this regard, the Committee will consider whether the independent auditor's quality controls are adequate and whether the provision of permitted non-audit services is compatible with maintaining the independent auditor's independence.

The Committee shall monitor the regular rotation of the lead audit partner as required by law and shall consider and discuss with management whether there should be a regular rotation of the independent auditor itself.

K. The Committee shall present its conclusions with respect to the independent auditor to the Board at least annually.

L. The Committee shall set clear policies for TRH's hiring of employees or former employees of the independent auditor.

VI. Financial Disclosure

A. The Committee shall meet with the independent auditor and TRH's internal auditors, prior to the commencement of the annual audit, to review the planning and scope of the audit.

B. The Committee shall generally discuss and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP, information), as well as financial information and earnings guidance provided to analysts and rating agencies. It is not expected that the Committee will discuss in advance or pre-approve each such release or guidance. The Committee shall discuss TRH's quarterly earnings press releases with management and the independent auditor prior to public release.

C. The Committee shall discuss and review generally with management and the independent auditor the annual audited financial statements and the quarterly financial statements, including TRH's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Committee shall also review TRH's disclosure controls and procedures with management at least once annually or more frequently as it deems necessary. The Committee shall recommend to the Board whether the audited financial statements should be included in TRH's Annual Report on Form 10-K.

D. The Committee shall discuss and review with management, the internal auditors, and the independent auditor (1) major issues regarding accounting principles and financial statement presentations, including (a) any significant change in TRH's selection or application of accounting principles, (b) major issues relating to the adequacy of TRH's internal controls, and (c) any audit steps adopted in light of material control deficiencies, (2) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of TRH's financial statements, including analyses of the effects of alternative GAAP methods on the financial statements, (3) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on TRH's financial statements, and (4) any fraud, material or otherwise, that involved management or other employees who have a significant role in TRH's internal controls and that have come to the attention of management or the internal auditor.

VII. Communication with Management and Employees

A. The Committee shall review with TRH's General Counsel legal, compliance or regulatory matters that may have a material impact on TRH's business, financial statements or compliance policies and any material reports or inquiries received from regulators and government agencies.

B. The Committee will meet periodically in separate private sessions with management, the director of the internal auditing department, and the independent auditor to discuss any matters that the Committee believes appropriate. The Committee may request any officer or employee of TRH or its subsidiaries, TRH's outside counsel, or independent auditor to attend a meeting of the Committee or to meet with any members of, or experts and advisors to, the Committee.

C. The Committee shall establish procedures for the receipt, retention, and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters and for the confidential and anonymous submission by TRH employees of concerns regarding accounting or auditing matters.

VIII. Other Responsibilities

A. The Committee shall review the organization of the internal audit department, the adequacy of its resources, and the competence of its staff.

B. The Committee shall prepare any report or other disclosure required to be prepared by the Committee pursuant to the rules of the SEC for inclusion in TRH's annual proxy statement.

C. The Committee shall discuss the guidelines and policies governing the process by which senior management of TRH and the relevant operations of TRH assess and manage TRH's exposure to risk, as well as TRH's major financial risk exposures, and the steps management has taken to monitor and control such exposures.

D. The Committee shall pre-approve all audit and permitted non-audit services from the independent auditor as required by SEC rules.

E. The Committee may delegate authority to individual Committee members, as the Committee deems appropriate and shall review the actions of such individuals as appropriate. The chairperson of the Committee is delegated the authority to discuss with the independent auditor the matters required to be discussed by SAS100.

F. The Committee shall oversee TRH's compliance program with respect to legal and regulatory requirements, including the TRH Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics.

G. The Committee shall report regularly to the Board. The Committee shall review with the Board any issues that arise with respect to the quality or integrity of TRH's financial statements, TRH's compliance with legal or regulatory requirements, the performance and independence of TRH's independent auditor, and the performance of the internal audit function.

H. The Committee shall exercise such other powers and authority as the Board shall, from time to time, confer upon it.

I. The Committee shall review related-party transactions, as defined in applicable SEC rules, and, consistent with the Related-Party Transactions Approval Policy of TRH, establish policies and procedures for the review, approval, and ratification of related-party transactions.

IX. Committee Self-Assessment

The Committee shall conduct an annual evaluation of its performance and report the results of such review to the Board. In connection with that annual review, the Committee shall also recommend to the Board any modifications of this Charter that the Committee deems necessary or appropriate. The format of the evaluation shall be determined by the Committee.

X. Resources and Authority of the Committee

The Committee shall have direct access to, and complete and open communications with, senior management and may obtain advice and assistance from internal legal, accounting, and other advisors. The Committee may retain independent legal, accounting, and other advisors to assist it, and may determine the compensation and other retention terms of such advisors, and shall receive appropriate funding, as determined by the Committee, from TRH for payment of compensation to any such advisors and for the payment of ordinary administrative expenses that are necessary or appropriate in carrying out the Committee's duties.

ANNUAL MEETING OF STOCKHOLDERS OF

TRANSATLANTIC HOLDINGS, INC.

May 26, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement, proxy card, annual report and
any amendments to the foregoing materials that are required to be furnished to the Company's stockholders
are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=11545

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20730304000000000000 1   052611

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL NOMINEES, FOR PROPOSALS 2 AND 3 AND FOR 1 YEAR UNDER PROPOSAL 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

FOR ALL NOMINEES	**NOMINEES:**	
	○ Stephen P. Bradley	
	○ Ian H. Chippendale	
WITHHOLD AUTHORITY FOR ALL NOMINEES	○ John G. Foos	
	○ John L. McCarthy	
	○ Robert F. Orlich	
FOR ALL EXCEPT (See instructions below)	○ Richard S. Press	
	○ Thomas R. Tizzio	

FOR AGAINST ABSTAIN

2. To act upon a proposal to ratify the selection of
PricewaterhouseCoopers LLP as TRH's independent registered
public accounting firm for 2011.   □ □ □

FOR AGAINST ABSTAIN

3. To act upon a resolution to approve, on an advisory and
non-binding basis, the compensation of executives as
disclosed in the accompanying proxy statement.   □ □ □

1 year 2 years 3 years ABSTAIN

4. To act upon an advisory, non-binding recommendation
on the frequency of future advisory votes on executive
compensation; and   □ □ □ □

5. To transact any other business that may properly come before the meeting.

**PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY
USING THE ENCLOSED ENVELOPE.**

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**"
and fill in the circle next to each nominee you wish to withhold, as shown here. ●

To change the address on your account, please check the box at right and
indicate your new address in the address space above. Please note that
changes to the registered name(s) on the account may not be submitted via
this method.   □

Signature of Stockholder		Date		Signature of Stockholder		Date	

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

■

ANNUAL MEETING OF STOCKHOLDERS OF

TRANSATLANTIC HOLDINGS, INC.

May 26, 2011

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement, proxy card, annual report and any amendments to the foregoing materials that are required to be furnished to the Company's stockholders are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=11545

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

20730304000000000000 1 052611

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL NOMINEES, FOR PROPOSALS 2 AND 3 AND FOR 1 YEAR UNDER PROPOSAL 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Stephen P. Bradley
- ○ Ian H. Chippendale
- ○ John G. Foos
- ○ John L. McCarthy
- ○ Robert F. Orlich
- ○ Richard S. Press
- ○ Thomas R. Tizzio

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2011.	☐	☐	☐
3. To act upon a resolution to approve, on an advisory and non-binding basis, the compensation of executives as disclosed in the accompanying proxy statement.	☐	☐	☐

	1 year	2 years	3 years	ABSTAIN
4. To act upon an advisory, non-binding recommendation on the frequency of future advisory votes on executive compensation; and	☐	☐	☐	☐

5. To transact any other business that may properly come before the meeting.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.



0   

PROXY   PROXY

TRANSATLANTIC HOLDINGS, INC.

Proxy Solicited on Behalf of the Board of Directors
Annual Meeting of Stockholders - May 26, 2011

Robert F. Orlich and Richard S. Press, and each of them with full power of substitution, are hereby authorized to represent and vote all shares of common stock of Transatlantic Holdings, Inc. held of record on March 28, 2011 by the undersigned, at the Annual Meeting of Stockholders to be held on May 26, 2011 and at any adjournment thereof.

The undersigned hereby revokes any proxy or proxies heretofore given to vote such stock, and hereby ratifies and confirms all that said attorneys and proxies, or their substitutes, may do by virtue hereof. If only one attorney and proxy shall be present and acting, then that one shall have and may exercise all of the powers of said attorneys and proxies.

The undersigned hereby acknowledges receipt of the notice of said Annual Meeting of Stockholders, the Proxy Statement relating thereto and the Annual Report for 2010.

The shares represented by this proxy will be voted in accordance with the specifications made herein. If no specifications are made, such shares will be voted FOR the election of directors, FOR the proposals described in items 2 and 3, for 1 year under proposal 4 and in their discretion to vote upon any other matters that may properly come before the meeting.

Management urges you to sign and return this Proxy immediately to ensure its vote
at the Annual Meeting to be held on May 26, 2011.

No postage is required if returned in the enclosed envelope and mailed in the United States.

(CONTINUED AND TO BE SIGNED ON OTHER SIDE)

   14475 ■

Important Notice of Availability of Proxy Materials for the Stockholders Meeting of

TRANSATLANTIC HOLDINGS, INC.

To Be Held On:

May 26, 2011 at 11:00 a.m., EDT

55 Wall Street, New York, New York

COMPANY NUMBER	
ACCOUNT NUMBER	
CONTROL NUMBER	

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before 5/21/2011.

Please visit http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=11545, where the following materials are available for view:

- the Company's 2011 Notice of Annual Meeting of Stockholders
- the Company's 2011 Proxy Statement
- Form of Electronic Proxy Card
- the Company's 2010 Annual Report
- Any amendments to the foregoing materials that are required to be furnished to the Company's stockholders

TO REQUEST MATERIAL: **TELEPHONE:** 888-Proxy-NA (888-776-9962) 718-921-8562 (for international callers)
E-MAIL: info@amstock.com
WEBSITE: http://www.amstock.com/proxyservices/requestmaterials.asp

TO VOTE: **ONLINE:** To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

IN PERSON: You may vote your shares in person by attending the Annual Meeting at the address indicated above.

TELEPHONE: To vote by telephone, please visit https://secure.amstock.com/voteproxy/login2.asp to view the materials and to obtain the toll free number to call.

MAIL: You may request a card by following the instructions above.

The Board of Directors recommends a vote "FOR" all director nominees, "FOR" Proposals 2 and 3 and for "1 YEAR" under proposal 4.

1. Election of Directors:
   NOMINEES:

   Stephen P. Bradley
   Ian H. Chippendale
   John G. Foos
   John L. McCarthy
   Robert F. Orlich
   Richard S. Press
   Thomas R. Tizzio

2. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2011.

3. To act upon a resolution to approve, on an advisory and non-binding basis, the compensation of executives as disclosed in the accompanying proxy statement.

4. To act upon an advisory, non-binding recommendation on the frequency of future advisory votes on executive compensation; and

5. To transact any other business that may properly come before the meeting.

Please note that you cannot use this notice to vote by mail.